


05011412

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Software AG**

***CURRENT ADDRESS** **Uhlandstr. 12**
D-64297 Darmstadt
Germany

****FORMER NAME** ____________________

****NEW ADDRESS** ____________________

FILE NO. **82-** 34914 **FISCAL YEAR 2004** -12-31-04

* Complete for initial submissions only ** Please note name and address changes

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OICF / BY: S. Min
DATE: 9/22/05


EUROPE
BLACK SEA
ANDORRA

◦ Progress 2004

Annual Report 2004


software AG
THE XML COMPANY

Company Profile

XML (eXtensible Markup Language) is the key technology for the exchange of data and documents. At the same time, it simplifies the integration of new technologies and applications in existing IT architectures.

The XML Company

Ever more information needs to be created, administered, and made available. In order to maximize availability, we offer our customers integrated data access in real time. This supports businesses and organizations in achieving their fundamental goals: faster overall processes, comprehensive networking, higher added value, increased competitive strength.

Our products and solutions enable the integration of innovative applications and systems while simultaneously modernizing the IT environment. We are one of the top companies in our market world-wide, and the market leader in Europe.

The Software AG company culture is differentiated by absolute customer orientation. We work in best-practice networks, driving change in an open and transparent way. We focus on profitable growth and a distinctive market profile.

Key figures

Key figures						
€ millions	31.12.2004	31.12.2003	31.12.2003	31.12.2002	31.12.2001	31.12.2000
	IFRS	IFRS	HGB	HGB	HGB	HGB
Revenue	**411.4**	**420.0**	**422.2**	**475.0**	**588.5**	**416.6**
Licenses	114.2	104.3	104.3	113.0	199.1	132.9
Maintenance	182.6	191.2	191.2	200.9	196.0	127.9
Professional Services	112.8	122.9	124.3	159.6	190.3	154.9
Other	1.8	1.6	2.4	1.5	3.1	0.9
EBITA net of income from investments and other extraordinary income/expenses	**85.8**	**59.1**	**60.0**	**53.5**	**109.4**	**62.1**
EBIT net of income from investments and other extraordinary income/expenses	**83.9**	**59.1**	**38.0**	**31.7**	**89.6**	**62.1**
Income before tax	**111.7**	**13.0**	**0.7**	**50.7**	**70.3**	**112.9**
as % of revenue	27	3	0	11	12	27
Income after tax	**77.2**	**7.1**	**- 3.4**	**33.5**	**38.7**	**66.6**
as % of revenue	19	2	- 1	7	7	16
Total assets	**510.7**	**505.6**	**445.4**	**440.8**	**504.0**	**424.6**
Cash and cash equivalents	**119.1**	**74.2**	**74.2**	**75.4**	**50.2**	**215.3**
Shareholders' equity	**323.6**	**269.3**	**228.4**	**214.5**	**196.2**	**200.9**
as % of assets	63	53	51	49	39	47
Employees	**2,438[1]**	**2,577[1]**	**2,577[1]**	**3,013**	**3,326**	**2,846**
in Germany	765[1]	927[1]	927[1]	1,243	1,306	1,292

[1] Full time equivalent

Stock: key figures					
	2004	2003	2002	2001	2000
	IFRS	IFRS	HGB	HGB	HGB
Year's closing price (XETRA) in €	23.80	16.30	9.01	43.00	82.66
Total number of shares at close of the fiscal year in € millions	27,266,752	27,266,752	27,266,752	27,261,483	26,397,228
Market capitalization at close of the fiscal year in € millions	648.9	444.4	245.7	1,172.2	2,182.0
Dividend per share in €	0.75[1]	0.00	0.00	0.43	0.38
Earnings per share in €	2.83	0.26	1.23	1.44	2.55
Price/Earnings ratio at the close of the fiscal year	8	63	7	30	32
Net cash from operating activities per share (in €) at year-end	1.06	0.48	1.49	3.05	- 0.71
Year high	28.17	20.19	44.10	87.00	167.00
Year low	17.30	8.38	8.41	35.90	57.00

Frankfurt (prime Standard/TecDAX), ISIN DE 0003304002, Ticker symbol SOW

[1] Recommendation by the Supervisory Board and the Executive Board at the Annual Shareholders' meeting on 13th May, 2005

Goals and successes in 2004

Focus on Enterprise Transaction Systems and XML Business Integration

- Q1 Two business lines established
- Q1 Product management and marketing teams formed
- Q3 R&D integrated with the respective business lines

Consistent customer focus

- Q1 Company-wide implementation of the Customer First program
- Q1 Fine tuning of the go-to-market models
- Q1 R&D focuses on market-driven projects
- Q3 Central Customer Briefing Center established

Definition & strengthening of the company portfolio

- Q1 Enterprise Transaction Systems portfolio expanded and optimized
- Q2 Launch of the new XML Business Integration portfolio
- Q3 XML Business Integration portfolio expanded to include integration solutions
- Q4 Extension of the integration portfolio into business processes (BPM)

Cultural change & implementation of the Global Networked Company

- Q1 Transformation to a learning organization with an emphasis on teamwork
- Q1 Development of internal networks
- Q2 Restructuring of the world-wide R&D network
- Q3 Reorganization of the regions based on cultural affinity

Increased profitability

	2003	2004
Operating income (€ million)	59,1	83,9

Stable sales development

	2003	2004
Corporate sales (€ million)	420,0	411,4

Global Networked Company

Innovation, portfolio, customers. The photographs in the Annual Report depict key factors driving the growth of Software AG. They also reflect the particular strengths of the company: internationality and teamwork. The accompanying photographs were taken in winter 2004/2005 by employees of Software AG, on the spot, at locations world-wide. This self-directed photoshoot emphasizes the creation of the annual report through concerted teamwork – as also applies to the strategic progress reported.








Letter to our shareholders



Karl-Heinz Streibich
Chief Executive Officer
Darmstadt/Germany

Chief Executive Officer since 2003.
Previously, deputy CEO of T-Systems GmbH.
Graduated as a Communications Engineer.
Professional history: Dow Chemical,
ITT Industries, ITT-SEL (now Alcatel/SEL),
AEG Olympia Office and debis Systemhaus.

Dear shareholders,

Software AG is once again a player in the market – the second largest software firm in Germany, and one of the major software vendors in Europe. We stopped the decline in sales and significantly increased our profitability. Our stock is among the most successful in the TecDax, and – for the first time in three years – we are planning to distribute a dividend.

These positive changes were achieved through a very clear agenda.

- **Customer feedback.** The first step was listening. I visited some 80 customers around the globe. They helped me compile a profile of Software AG's strengths and weaknesses.

- **Strategic orientation.** Based on this profile, as well as the company history, we defined a new strategy concentrating on core competencies. This resulted in the two business lines of ETS Modernization and XML Business Integration. Development and sale of products or solutions outside of the core segments was discontinued. This strategic reorientation led to structural changes: Our foreign and domestic subsidiaries were focused on the business lines; research and development was reorganized.

- **Marketing and PR.** On the product level and in addressing customers, we made use of Anglo-American communication talents. Both business lines are now managed by Anglo-American marketing and sales professionals. Furthermore, we implemented a customer visit program. It commits our world-wide top 60 executives to perform regular customer visits, and opens the doors for Software AG to approach decision makers. These activities once again raised awareness of Software AG within our customer base: Software AG is again in the customers' focus. The positive development of the share price and the raised visibility of the company in leading media shows the success of these activities.

- **Staff alignment.** Central functions were trimmed and aligned with both the market and the company's business levels. Units that did not focus on our core competencies were discontinued. Simultaneously business units with a strong customer focus were strengthened.

- **Renewal of the product portfolio.** We have focused on products and solutions that are requested by customers. Their complexity matches our customers' requirements and needs. This reduces the range of products while at the same time increasing their added value.



- **Cooperation between sales, marketing, R&D.** The triangle of sales, marketing and R&D, which is essential for corporate success, is once again operating at its optimum. We have focused our R&D clearly on the strategic business lines. R&D, marketing and sales are closely connected.

- **Regional structure strengthened.** We redefined Software AG's operational regions. Southern Europe and Latin America were combined, the Anglo-American sphere now forms a region together with Northern Europe. The markets of the Middle and Eastern European countries and APEC members are grouped with the Middle East, China, and Russia. The success of this restructuring became apparent within three months.

Support from the employees is always a key factor in a change management process. From the beginning, we communicated our strategy internally including our employees in the change process. All employees were aware of the challenges facing the company which enables us to introduce changes with widespread approval.

The focus on core competencies gave a clear signal to the employees. It showed that we intended to build on existing capabilities and technological leadership. Changes and enhancements to the product portfolio were the first, essential steps in the turnaround. We involved executives who, in some cases, already had long experience with the company. This helped to ensure continuity and reduce concerns. Employees were motivated by our quick successes. The fine development of the share price, as well as Software AG's presence in the media, convinced our employees that we had chosen the right path.


UROPE
BLACK SEA
MONACO
CORSICA
ANDORRA

With our focus on two business lines and strengthened regional structure, we quickly implemented and consolidated the changes. The fact that Dr. Peter Kürpick will join our Executive Board, and be responsible for the integration business, emphasizes the attractiveness of Software AG for top managers. Last but not least, as an outward sign of our changed company culture, we remodeled the customer conference center at company headquarters. Today, it is an important meeting point for our employees and customers from all over the world.

2004 was a successful year for Software AG. The great support from customers, analysts and investors, journalists, and employees played a key role in our success. Please accept my thanks in the name of the entire Executive Board as well as the Supervisory Board. I am convinced that opting for Software AG – a corporation with clear goals, evident strengths and a solid basis for growth – represents a good choice, now and in the future.

Karl-Heinz Streibich

Strategy & market effectively networked



Christian Barrios Marchant
Managing Director Region South
Madrid/Spain

Member of the Executive Board since 2003. Qualified as a Mechanical and Production engineer. Professional history: Gould Electronics, Amdahl-Fujitsu, Apple and Toshiba.



Mark Edwards
Managing Director Region North America/Northern Europe
Derby/England

Member of the Executive Board since 2003. Professional history: Computer Operations Manager for the government of the Bermuda Islands, Computer Associates and Platinum Technology.


BLACK SEA
ANDORRA



Andreas Zeitler
Managing Director Region Central/Asia
Darmstadt/Germany

Member of the Executive Board since 2000. Professional history: Novell, Central Point Software, Lotus and Markt & Technik Verlag.



Arnd Zinnhardt
Chief Financial Officer
finance and controlling, global IT services, law, and administration
Darmstadt/Germany

Member of the Executive Board since 2002. Qualified as Master of Business Administration. Professional history: Arthur Young (now Ernst & Young) and BDO Deutsche Warentreuhand. Member of the "Stock Exchange" and "IAS 39" research groups of the Institute of Internal Auditors.



Research & development

Innovation drives growth

Darmstadt, Germany
Derby, United Kingdom
Madrid, Spain
Pune, India
Reston, Virginia, USA

Our claim to be a leading-edge supplier is based on innovation. In a world-wide R&D network, we develop products and solutions with the potential for market leadership. Research and development are directly linked to the market. In combination with the integration into the business lines, this allows for a strong customer focus. Users' requests are anticipated and implemented in advance. Tomorrow's success will grow from today's competence.

"Customers need a central, uniform source of information which com-piles all kinds of data in real time. Software AG is capable of implementing business initiatives, such as consistent access to information, or self service, fast and cost-efficiently. This could actually shake up the classical integration approach." IDC, USA.



EUROPE







Product management

Portfolio that drives growth

Darmstadt, Germany
Derby, United Kingdom
Madrid, Spain
Reston, Virginia, USA

IS modernization increases the efficiency of mainframe systems. XML integration provides seamlessly linked systems. Together both business areas deliver the fundamental tasks of information technology. Our product management network's research is based on the international experience gained from successful projects. This produces best practice models, which we reproduce world-wide. For example, with vertical industry solutions, which address specific business issues.

"With the support of Software AG, we have developed an infrastructure that can be considered a generally applicable solution approach for other fiscal and economic problems. Without the flexibility and expandability of XML, we could not have achieved this."
Commerzbank AG, Germany







Customers drive growth

Cambridge, Canada
Hong Kong, China
Lomas de Chapultepec, Mexico
Singapore, Singapore

Integrated processes. Secure data transfer. Information in real time. World-wide, we support 3,000 customers from industry and from public administration. Our strong customer base ensures continuous repeat business and our established reputation opens up additional sales opportunities. Efficient marketing, proven sales strategies, and access to decision-makers create a win-win situation from which both sides benefit – our customers as well as Software AG.

"Our relationship with Software AG, which has existed for almost 20 years, has never been better than today. The professional team from Software AG offers us outstanding support. As a result, the company has become one of our most important business partners."
Nissan Motor Company Pty Ltd, Australia.



Customers benefit through higher productivity globally

Software AG is the market leader for products and applications that support the universally applicable data format XML. World-wide, we offer our customers economic solutions for innovative processes. Their goals are, to network systems, make information accessible, improve the performance capacity of existing IT systems and protect investments.

Citizen-friendly administrations rely on e-Government

With its experience in the area of XML integration and the modernization of mainframe systems, Software AG is the ideal partner for public administration. Innovative solutions permit the establishment of electronic civil services and the acceleration of bureaucratic processes for the benefit of citizens. Since 2004, our product range has been enhanced by the Integration Services Framework (ISF). The e-Government solution, which had been successfully implemented in the United Kingdom previously, was introduced internationally in the second half of the year.

- Germany

The city of Gießen, Germany, wanted faster building permit procedures and decided to go with ISF. With this solution from Software AG, the time required for the preliminary examination of building permit applications is reduced to a minimum. Existing administrative procedures can be electronically reproduced, and existing special applications continue to be used.

- China

Departments efficiently connected

The municipal government of Shanghai uses Software AG products and solutions for the development of their e-Government platform. An Enterprise Service Bus is used to integrate and exchange information from a variety of departments, such as the business office or the office for real estate issues. Furthermore, our Tamino XML Server is used to create a Decision Support System (DSS) and a Multimedia Content Management System. By using XML technology, the government offices benefit from uniform data processing and administration with a minimum of expense.

- United States of America

Internal processes effectively optimized

The California State Public Employee Retirement System (CalPERS) provides retirement and health benefits to employees of the state of California. CalPERS partnered with Software AG to implement its new Automated Member Statement solution, which was successfully used to mail more than one million member statements. Employing the latest open-standard technologies, the solution enables CalPERS to increase customer service, as well as reduce production time and costs.

- United Kingdom
  The Shepway local council wanted to offer on-line services to citizens for financial transactions, such as paying taxes. To this purpose, we developed a server solution which securely connects Shepway to the existing government gateway. By using this new technology, the District Council is the first British community to successfully offer services of this kind.

Enterprise Transaction Systems

Our Focus: two main business lines

Data management and backup: Enterprise Transaction Systems can extend the useful life of mainframe systems through optimization, enhancement, and effective management. In this way, companies can ensure their investments remain state of the art, and that their applications deliver cutting-edge functions and high performance.

Logistics value information transfer

Data exchange with all participating locations

Logistics processes require increasingly more transparency and clarity. However, the necessary information is often stored in a wide variety of systems in different locations. For logistics partners, effectively accessing, analyzing and sharing such business data is of essential interest. This is possible with Software AG's XML integration solutions. By optimizing existing IT systems, they create seamless data exchange and simplified processes.

- Germany
  Together with Siemens Business Services, we designed and implemented a Service Process Management (SPM) system for the Daimler Chrysler factory in Sindelfingen, Germany. Software AG brought the EntireX integration platform into the project, thus providing base technology which is both stable and high-performance. Today, in the Daimler Chrysler plant, both subsidiary processes and services are coordinated and controlled via the SPM.

- The Netherlands
  The Central Information System Schiphol (CISS) for the Amsterdam airport processes the data for approximately 400,000 flights annually. In 2004, Software AG contributed to the modernization of the system and equipping it for the future. The crucial factor for awarding this contract was cutting-edge technology, experience, and reputation in the market.

- Spain
  With a 7,000 kilometer pipeline network and a large number of storage facilities, Enagas S.A. is the largest natural gas transport company in Spain. Software AG implemented a powerful query tool for the company which can be used to extract technical data and generate statistics.


XML Business Integration

Data transfer and systems integration: XML is the ideal way to integrate structured and unstructured data, creating a process-oriented application. This maximizes productivity and return on assets.

Insurance and financial service providers take new approaches

In the complex administrative structure of financial and insurance companies, mainframe modernization and business integration are essential subjects. In addition to products, since 2004 we have also provided vertical solutions for overcoming these challenges. They are field tested and designed to meet the special requirements for this group of customers.

- South Korea

  Shindongah Fire and Transportation Insurance is one of the largest insurers in South Korea. They have used our products for a long time for business-critical applications, including contract, sales and financial management. Since 2004, Shindongah has also used EntireX to open their IT systems for web applications.

- Germany

  Generally applicable solution approach for finance

  In cooperation with Commerzbank, we designed a platform for the integration and new development of financial applications – the XMS framework. It enables the departments to model and generate financial products independently, as well as integrate inventory systems with varying data structures. This results in a significantly shortened time to market and lower IT costs. The concept of the infrastructure can be applied as a general solution approach for other financial and economic issues.

op performer in the technology sector

he increase in value of the world stock markets during the past year was average at best. However, oftware AG stock defied the subdued climate with a 46 percent price increase. Positive business trends and favorable perspectives for 2005 drove this extraordinary performance.

The year 2004 was characterized by volatile oil prices, a weak US dollar, and low interest rates in the capital market. There was a mostly restrained performance in the first half of the year, but dividend announcements were more prevalent in the autumn. This moderate upswing enabled the Dow Jones to gain 3 percent over the year; the Dax rose by a solid 7 percent.

Software AG stock – a pearl in the TecDAX

Average daily sales in Xetra: 111,161 shares (2003: 82,100)

In the USA, technology shares managed to outperform the market. With a 10 percent increase, the Nasdaq 100 did much better than the standard. Not so in Germany: The TecDAX index lost some ground in 2004, and closed down by just under 4 percent. Software AG stock, which is traded on the TecDAX, clearly distanced itself from the pack. By meeting or exceeding market expectations in every quarter, it generated a price increase of 46 percent, to 23.80 Euro. In terms of shareholder value, this corresponds to a gain of €204.5 million.

Key stock figures

	2004	2003
2004 high*	28.17	20.19
2004 low*	17.30	8.38
2004 closing price*	23.80	16.30
Total number of shares (Dec 31)	27,266,752	27,266,752
Market capitalization (Dec 31), € millions	648,9	444,4
Diversified holdings (free float), %	68.4	68.4
Average daily trading volume (Xetra)	111,161	82,100

* Xetra closing price in Euros

Resumption of dividend payment planned

In light of the satisfying performance of Software AG, the Executive Board and Supervisory Board recommended paying a dividend of € 0.75 per share for the 2004 business year. In relation to the average share price for the year of € 23.09, this would result in a dividend price ratio of 3.25 percent.


Shareholder structure by investors
(percentage of capital stock)[1]
Software AG Foundation 31.3%
Classic Fund AG 5.2%
DIT Deutscher Investment Trust 5.1%
Other institutional investors 43.4%
Private investors 15.0%


Shareholder structure by countries
(percentage of free float)[1]
United Kingdom 36.1%
Germany 29.7%
Rest of Europe 20.7%
North America 3.8%
Other/ not assigned 9.8%

[1] as of: 30 Nov 2004, sources: Thomson Financial, publications according to § 25 WpHG, own estimates

Diversified holdings 68.4 percent

Transparency for private investors

The core principle of our investor relations activities is up-to-date, open communication, addressing all relevant target groups equally. Private investors are integrated through special services. With the publication of the quarterly figures, for example, they can participate directly in the analyst conference via the Internet, or refer to its minutes later. The shareholders' meeting is also carried live and later made available as a video clip. Those who do not wish to participate in the shareholders' meeting personally can entrust their vote to a proxy from the company.

First roadshow in Spain

One of the central investor relations goals of the past year was to broaden the investor base. Investor conferences and roadshows in international financial centers generated opportunities for investor contact. The dialog with the capital markets convinced institutional investors and, in particular, public funds of the stock potential.

Software AG makes use of innovative channels to additional capital markets. For example, investors with local support we addressed targeted Spanish investors. Spain and Germany are the highest-volume single markets in Europe for Software AG. The high popularity of our products provides favorable conditions for building awareness in these capital markets. This awareness Therefore and precise structural analysis ensured that the road show was a complete success.

Coverage further expanded

Software AG's new strategic direction the company's resulting potential were the main investor relation issues. A stable business volume, increasing income, and a stronger cash flow positioned our stock as a value share. In addition, there is the prospect of profitable growth

Visibility in the capital market reinforced

as of 2005. All of this led to an increase in the upside targets, along with higher valuations by financial analysts. Therefore, the already good overall coverage was further improved. This included globally and locally operating analyst firms in Germany and London and resulted in Software AG's stock moving even further into the focus of private and institutional investors.

Dedicated to the capital market in Germany

In the framework of our investor relations, Software AG is committed to promoting the professionalization of the German capital market. This contribution includes collaboration in national and international committees, as well as the effort to implement the relevant standards in an exemplary fashion. The legal innovations for improving investor protection, for example in ad hoc publicity, the obligation to report securities transactions (director's dealings), and the obligation to maintain insider directories, were implemented early by Software AG.

XBRL Initiative strengthens the financial position of Germany

The XBRL initiative of the Deutsche Börse AG also aims at higher transparency and efficiency. We supported this pilot project in two ways. From a content perspective, Software AG now also provides its quarterly reports in the eXtensible Business Reporting Language (XBRL) format. From a technology perspective, we provided the data management software and operate the portal under contract with the Deutsche Börse. Thanks to the XBRL data format, which is based on XML, financial data can be exchanged without difficulty. Key figures are available faster, are easier to process and easier to compare. Issuers, analysts, and investors all benefit from this.


Comparison of share development with leading indices
180
160
140
120
100
80
Dec 30, 2004
March 1, 2004
May 5, 2004
July 1, 2004
Sep 1, 2004
Nov 1, 2004
Dec 30, 2004
Software AG
TecDAX
Nasdaq 100

"Corporate governance increases shareholder value."

High transparency, reliable management and effective corporate monitoring are gaining more significance world-wide. Software AG is one of the companies which comply with the German Corporate Governance Code without reservation. Frank F. Beelitz, Chairman of the Supervisory Board, and Karl-Heinz Streibich, CEO, explain the status of corporate governance within company.

Software AG relies on effective corporate governance. What importance do you place on the principles of the German Corporate Governance Code?

Karl-Heinz Streibich: One characteristic of Software AG is our international orientation. We operate in global markets and address both German and foreign investors. With our commitment to the Corporate Governance Code, we accept internationally recognized standards of good enterprise management. This promotes a lasting trust in our company.

Frank F. Beelitz: In principle, responsible company management is synonymous with providing for the future, and thus nothing new for Software AG. The code makes it possible to place our own activities in a transparent context. It allows comparison and points out optimization potentials. We have used the opportunities this offers right from the start.

Corporate governance is fueled by continuous improvements. What progress was Software AG able to achieve in 2004?

Frank F. Beelitz: In previous years, Software AG already met the obligatory and voluntary regulations of the code with few exceptions. In 2004, the Executive Board and Supervisory Board took the final steps to fulfill the recommendations completely. Therefore, in the last business year, the financial reporting was provided in accordance with IFRS, the International Financial Reporting Standards, for the first time. With international balancing, we increase transparency and comparability. We also implemented the recommendation to reveal the individual salaries of the members of the Executive and Supervisory Boards. In order to tie executive pay more closely to business success, since the beginning of 2005, two-thirds of this pay have been linked to revenue, profit, and other company goals. Approximately 30 percent of the variable compensation is only paid in the years that follow, which promotes the desired long-term incentive effect.

Do you aspire to be a role model in terms of corporate governance?

Karl-Heinz Streibich: By fulfilling the regulations of the Code as closely as possible, we are documenting our sense of responsibility. A corresponding corporate image occurs automatically, but it is not the main objective. Business administration in the sense of corporate governance is not an end in itself for Software AG. Rather, we regard it as an investment which does demand effort, but also creates additional strengths. Elements such as the world-wide development of a compliance system, or balancing in accordance with international financial reporting, are effective means of securing and consolidating the position of Software AG.

Studies confirm the connection between convincing business administration and positive development of the stock price. Could exemplary corporate governance be called a powerful argument?

Frank F. Beelitz: Corporate governance is never the sole cause of convincing performance, but it can provide an additional positive impulse. Investors hold observance of the rules of conduct in high regard and prefer companies which set an example in this regard. Particularly in the Anglo-American region, fairness towards investors and the quality of the business administration are fundamental criteria.

Karl-Heinz Streibich: Here, the attraction goes far beyond the capital market. Good corporate governance strengthens the company's reputation in every field, including the operating business. The resulting benefits create competitive advantages and thus also help promote market success. The value of the company increases – both on the exchange and in the market.

The parent company Software AG is the worldwide operative holding of the Software AG group. The business situation of the parent company Software AG depends on the combined business of the group. On these grounds the Software AG executive board combine the management reports of both group and Software AG.

Earnings significantly improved

Software AG's key objectives for 2004 were to stabilize revenue and significantly increase profitability. With revenue stable, at constant currency rates, and significant profit growth, both objectives were achieved. The consistent implementation of the company strategy also created a solid base for future profitable growth.

Overall economy

Strong growth of the global economy continues

In 2004, the global economy experienced a growth of almost 5 percent. This growth, which was strongest during the first half of the year, was driven primarily by the economies of the USA, China, and other Asian countries. In the USA, massive tax cuts as well as expansive monetary policies strengthened the economy, which grew by 4.3 percent. With growth of 4.4 percent in 2004, the economic recovery of 2003 continued in Japan. In the southeast Asian countries, GDP grew by 4.6 percent. China proved to be the strongest market in the region, with 9.5 percent growth. In Latin America, the GDP increased by 4.6 percent, supported by a general economic recovery, rising raw material prices and stronger domestic demand.

Bull market in the eurozone

Investments in information technology booming

Economic growth within the eurozone improved slightly in 2004. The real GDP of the Euro countries increased by 2 percent – following roughly 1.5 percent in 2003. Although the eurozone is still far from meeting the objectives defined in the Lisbon agenda, both production and business climate still showed slight improvements. Consumer confidence and retail revenue did not meet expectations. At the same time, the strong Euro, which gained 10 percent on the US dollar over the year, had an increasing impact on exports.

In Germany, economic growth was somewhat restrained. According to the OECD, it amounted to around 1.2 percent in 2004. The United Kingdom, however, registered a 2.9 percent GDP increase. In the countries that joined the European Union, growth expectations were met. Their economies were driven by high earnings and direct investments.

Economy within the sector

IT investments on the upswing

In the year under review, world-wide spending for information technology increased significantly for the first time in years. In the United States, 15 percent growth was recorded in the first half of the year; in the months that followed, however, growth rates receded. For Western Europe, the autumn prognosis of the European Information Technology Observatory (EITO) reckoned that IT spending grew by 2.3 percent in 2004. The development of the German IT market was considerably weaker; here, EITO reckoned growth of 1.9 percent. The federal association Bitkom reckoned 3.5 percent growth for the German software market.

The USA and Eastern Europe remained the key regions in the global IT market. The American market accounts for about 43 percent of the global IT and Communications sales, and the Western European market for roughly one quarter. In the growth markets of India, China and Eastern Europe, the demand for information technology increased sharply. Asia already accounts for 10 percent of international spending for information and telecommunications.

Software market development

Compared to 2003, spending on software licenses and maintenance decreased by 0.5 percent worldwide to $147 billion. Software investments were made primarily under the aspect of rationalization.

Expenses for system infrastructure rose by 0.3 percent to $76 billion, and those for information management by 2.5 percent to $17 billion. $23 billion was spent on business applications, 3.5 percent less than in the previous year. Expenses for other applications were reduced by 1.8 percent to $31 billion.

Real-time as a central criterion

Integration of existing applications and comprehensive access to relevant information in real time enhances the transparency of business activities. In 2004, this was a key objective in software investments. Four core segments address the real-time access to processes, business data, and information requested by customers:

- Extended Business Intelligence systems record all key data regarding ongoing business activities, evaluate them, and forward them as individually defined.
- Business Integration technologies use business process models and are able to integrate the processing of both long-term and short-term transactions. This capability is a key requirement for business-to-business integration.
- Supply Chain Event Management enables realtime access to all information along the supply chain.
- XML technology is used to an increasing degree; it allows the automation of processes, internally and between companies.

Trading volume

Decline of sales volumes stopped

In this overall economic and industry environment, Software AG achieved consolidated sales of €411.4 million in 2004 (2003: 420.0). We generated a significant portion of our revenue outside of the Euro region, mainly in the US dollar zone. Accordingly, the strong Euro clearly affected the reported revenue, even though at constant currency rates, the sales volume rose slightly above that of 2003.

Increase of the promising license business

More than one quarter of our total revenue was generated in the strategically important software license business. The licensing revenue, which offers attractive margins, increased by 10 percent to €114.2 million. Besides expansion and replacement investments by our established customers, new customer projects in particular contributed to this growth.

The business area of Enterprise Transaction Systems (ETS) accounted for most of the license sales. With the products Adabas and Natural, it is geared towards the upgrading of databases. Demand was reinforced through the extension of our product line by enhanced IT system productivity and performance packages. Another boost in the Enterprise Transaction Systems area came from our intensive global customer contact program. Both effects enabled 12 percent growth of license revenues to €85.9 million.

Customer base enlarged in both business segments

The performance of existing applications of the German Federal Securities Administration, the Belgian Railway, and the state of California and others were boosted during 2004. Adabas is still one of the world's fastest and most reliable databases. New Adabas customers included the Bank of Tirol & Vorarlberg, the Russian Gorki Automotive Plant, and the Central Government Organization in Italy.

Integration ever more in demand

In the XML Business Integration segment, the business year was somewhat subdued at first. In the course of the year, however, XML revenues were increased, which more than compensated for the slow beginning. The extended range of XML Business Integration products and services offered also contributed to the flourishing business in this sector. With integration packages and integration solutions, our portfolio was significantly enhanced in the second quarter. The first positive effects of the introduction of these packages was to strengthen revenue, which amounted to €26.1 million (2003: 26.2). Net of currency effects, this value lay slightly above that of 2003. Our integration customer base was expanded to include, amongst others, the state of Florida, the Spanish financial institutions Mapfre Vida and Mapfre Caja Salud, and the French association Prism, which operates in the health sector.

Higher products revenue

Maintenance revenue fell by 1 percent, at constant currency rates, to €182.6 million. We were able to more than compensate for this slight decrease through the sale of software licenses, a very positive development. Therefore, the combined revenue from both product license and maintenance sales increased to €296.8 million. Before currency effects, this corresponded to an increase of 4 percent.

Restraint regarding professional services

Businesses now only order professional services when these also result in a reduction of their costs. Accordingly, in 2004 we once again operated in a professional service environment characterized by excess capacities and pricing pressure. We only accepted service projects that met our fixed profitability criteria. Our withdrawal from unprofitable segments is reflected in reported revenue, which fell by 8 percent to €112.8 million.

Revenue by segments

€ millions	2004	2003	Change in %
Licenses	114.2	104.3	9
Maintenance	182.6	191.2	- 4
Professional services	112.8	122.9	- 8
Other	1.8	1.6	13
Total	**411.4**	**420.0**	**- 2**


Total revenue by segment
Maintenance 44%
Licenses 28%
Professional services 27%
Other 1%

In the Central/Asia region, we achieved revenue of €111.4 million. Half of the nominal 2.7 million decline is due to currency effects. Declining volumes in the professional services area were countered by growing maintenance and license sales. In the license business, the region achieved a revenue increase of 16 percent, to €32.6 million.

For details, please see the segment reports on page 75

Regional revenues profit from the license business

In the North America/Northern Europe region, Software AG generated revenue of €171.4 million (2003: 186.2). At least two thirds of the revenue in this region is determined by the American market. Correspondingly, the exchange rates changes compared to 2003 had a strong impact on the regional result. Before currency effects, the revenue reported was €180.4 million, that is 3 percent below the 2003 figure.


Revenue by region
€ millions
North America/
Northern Europe
186.2
171.4
South
122.6
129.7
Central/Asia
114.0
111.4
2003
2004

The revenue in region South increased by 6 percent to €129.7 million. A quarter of all sales were generated from new software licenses. With 44 percent growth, the licensing revenue increased significantly to €32.3 million.

Revenue by region

€ millions	North America/ Northern Europe	South	Central/Asia
Maintenance	100.3	31.4	51.5
Licenses	49.7	32.3	32.6
Professional Services	20.9	65.5	27.0

Strong international market position

Software AG is the second-largest software house in Germany, one of the largest software vendors in Europe, and a world leader in XML technology. We operate in two segments:

- The high-performance database market and
- integration.

Partner for integration projects in major corporations

In the high-performance database market we are amongst the leading enterprises, world-wide. This strong position provides the basis for our expansion into the growing integration market. The integration market is fragmented with a large number of small suppliers. In this context, our target group still mainly consists of major enterprises. Through the size of the corporation, Software AG is in an optimal position to implement the large projects which are relevant to this group of customers. This holds for both the complexity of projects, and also the international aspects of project design.

Software AG's position in the up-and-coming e-government segment has been significantly reinforced. In 2004 we acquired a double-digit number of new customers.

Profitability

Profitability significantly increased

The restructuring process, started in 2003, was completed in 2004. It provides Software AG with an efficient corporate structure, in-line with the sales volume, and at the same time, guaranteeing a strong, growth-promoting performance. In 2004, the results of our restructuring program resulted in considerable cost reductions. Compared to 2003, administration, marketing and sales, plus research and development expenses were reduced by €32.9 million.

In combination with the growth of the profitable license business, these efficiency gains provided a significant increase in income. The operating EBIT grew by 42 percent to €83.9 million. In addition, Software AG generated an extraordinary income of €24.5 million through the sale of the remaining SAP Systems Integration AG (SAP SI) shares in the second quarter.

Income

€ millions	**2004**	**2003**
Operating EBIT	83.9	59.1
Income from the sale of SAP SI-shares	24.5	0
Restructuring charges	0	48.8
Financial performance	3.3	2.7
Pretax profit	111.7	13.0
Taxes	- 34.5	- 5.9
Net income	77.2	7.1
Earnings per share (in €)	2.83	0.26

Increasing income in the regions

In the North America/Northern Europe region, the operating earnings were increased by 3 percent to €49.0 million. This corresponds to an EBIT margin of 29 percent. This region, which contributed 42 percent of the total revenue, accounts for 58 percent of the group's operating EBIT.

The operating EBIT of the Central/Asia region were increased by 55 percent to €19.4 million. This strong growth is mainly due to an increase in the profitable license business. This was boosted by more favorable business development in Germany, where Software AG successfully implemented a turnaround in 2004.

In the region South, operative earnings fell to €12.9 million (2003: 18.6). Besides expenses for R&D activities in Spain, this decrease is mainly due to investments in the development of the South American market.


Operating EBITA by regions
€ millions
North America / Northern Europe
47.8
49.0
South
18.6
12.9
Central/Asia
12.5
19.4
2003
2004

Investments in buildings and IT equipment
Investments totaled €6.9 million (2003: 7.6), with the main part accounted for by tangible and intangible assets. About half of this amount was spent on construction, including the establishment of the new Customer Briefing Center in Darmstadt, Germany, and the branch office in Spain. Another main focus was investments in the internal IT infrastructure and technology, particularly new hardware purchases. The financial assets were reduced by €19.9 million, essentially due to the sale of the SAP SI shares.

Financial power strengthened once again
Its solid financial structure is a characteristic feature of Software AG. Total assets grew to €510.7 million (2003: 505.6); the decrease in fixed assets by €25.4 million is essentially due to the sale of the remaining SAP SI shares. With €119.1 million (2003: 74.1), cash and cash equivalents came to almost one quarter of the total assets at the end of the year. Our equity increased by €54.3 million to €323.6 million. This results in a further equity to total assets increase ratio to 63 percent (2003: 53 percent). As in 2003, the company has no bank debts.

Balance sheet structure

Strong operating cash flow
The operating cash flow - before the SAP SI revenue - more than doubled to €28.9 million, in comparison to 2003. Almost one quarter of this amount flowed into investments. In the course of restructuring, we spent €23.4 million. Provisions for restructuring of €30.7 million had been made in 2003. In 2004, the organic cash flow was €54.7 million (2003: 55.1). This corresponds to 13 percent of the total revenue, or about 10 percent of the shareholder value at the end of the year, or €2.00 per share.

Strategic progress

Setting the course for future growth
These were essential focal points of our strategy:

Equity to total assets ratio reaches 63 percent

- Continuously increasing efficiency for higher profitability
- Focusing on core competencies through the formation of two business lines
- Definition and market-driven development of the portfolio
- Geographic consolidation with a new regional structure to reinforce our presence in specific countries
- Diversification into newly industrialized countries penetrating regional growth markets.

Steps to profitable growth
2005 Target: Profitable Growth



▶ Cost-base reduction 2003
Increased efficiency
▶ Strategy Definition 2003
Strategy
▶ Revenue Stabilization 2004
Product portfolio
▶ 2005 + 4 – 6% Revenue
Profitable Growth
New Products
Geographic Market Development
Partners (under preparation)

Increased efficiency – Higher profitability

We continued our process of increasing efficiency through specific focused activities. In order to enhance profitability, the company analyzed market demands and adapted the number of employees to market requirements. As a result of the drop in sales experienced over the last few years, we reduced our staff in the research and development sector by 35 percent in the first quarter of 2004.

Structuring business sectors

Company portfolio defined and extended

Since 2003, Software AG has been focusing on the business lines Enterprise Transaction Systems and XML Business Integration Portfolio. The Enterprise Transaction Systems sector's main focus lies in supporting customers in increasing their productivity and efficiency. XML Business Integration facilitates the integration of highly diverse customer data and applications. This results in consistent access to all information, as well as the ability of diverse applications to communicate with each other on different platforms.

To help us focus on our core business areas, in 2004 we integrated market-relevant functions such as marketing and product management, along with research and development, directly into the business lines. This brought lasting improvements in competence, flexibility, and customer orientation. Today, specific features of different business areas can be integrated much more thoroughly. Research and development is linked to the market much more closely. This strengthens our ability to identify customer requirements in advance and directly implement them in market-driven, innovate product, services and solutions. Our market position therefore benefits, especially in the fast developing field of integration based on XML technology.

Extended range of products to meet market needs

To enhance the 'value add' for our customers, we extended our range of products and services. In the first quarter, the Enterprise Transaction Systems business line introduced new product packages to the market. Our optimized range of solutions reinforced our traditional position in the business area of high-performance databases. It assisted our customers in optimizing, expanding and managing their database applications and platforms.

In the second quarter, Software AG also expanded the XML Business Integration portfolio. Integration packages completed the existing range of services and products, adding technology platforms for the integration of data and information. The focus lies on system integration (Enterprise Legacy Integrator), data integration (Enterprise Information Integrator) and service integration (Enterprise Service Integrator).

In order to expand our integration business, we established a Business Process Management (BPM) unit. BPM enhances the efficiency of business processes along the entire value chain of an enterprise. BPM is therefore a logical expansion of the Software AG integration business portfolio.

Besides the horizontal, non-industry specific integration packages, we added specific vertical industry focused integration solutions in the third quarter. Software AG strengthened its profile as a technology and solution provider. The company has already released integration solutions for financial service providers, health services, and public administration with further industry solutions to follow.

Geographic consolidation

With a new international organizational structure, the company is now aiming for growth in traditional markets and fast, effective development of new markets. Three regions now support the 59 countries where we have either branch offices or distribution partners. This makes it easier to cater to specific customer requirements, as well as to diverse market, economic and cultural characteristics. Each of the regions is headed by an executive board member.

- Region North America/Northern Europe – including the USA, Canada, the United Kingdom, Scandinavia, and South Africa. This grouping promotes cooperation between the primarily English-speaking countries. At the same time, the exchange of knowledge and experience between countries is intensified. In adopting this structure, the company benefits from the traditionally close connections within the English-speaking culture group.
- Region South – including Southern Europe and South America. With this grouping, the company not only makes use of the common linguistic base of these countries, but also founds future growth on the historically close cultural and economic relationships between Spain and the South American countries.
- Region Central/Asia – including the central and Eastern European countries, Russia, the Middle East, plus Asia and Australia. With this structure and added support from Germany, the company caters to the special characteristics of these promising growth markets.

Markets of the future – diversification into newly industrialized countries

Restructuring of the regions

Up-and-coming economic regions offer promising opportunities for Software AG. In 2004, we began to focus on these countries. Our strategic alliance with a Chinese partner strengthened our position in China. It is primarily geared towards the distribution of our integration products and solutions. Our previous sales cooperation in South Africa was replaced by our own representative office. Together with a local company, we initiated a Competence Center in Russia. Here, the focus lies on upgrading mainframe computers. In Bahrain, we set up a representative office, servicing 20 clients in Oman, Qatar, Bahrain, Kuwait, the United Arab Emirates, and Saudi Arabia. Last but not least, with our branch office in Chile, we succeeded in entering the South American market directly. Our geographic diversification led to almost instant success. In Chile, we are supporting the government, the ministry of health, and the Chilean mail service. Furthermore, newly-won customers include the Russian government, and the municipal government of Shanghai.

Stronger commitment abroad proves effective

Research and development

Customer's requests dominate R&D activities

Market-driven innovation

The research and development department was further aligned to the market. New product and solution developments are now increasingly market-driven. Proven, field-tested solutions are developed into globally relevant applications, and integrated into the overall Software AG portfolio.

This development process ensures consistent market orientation. Specific characteristics of regional and vertical markets can be fully incorporated. This significantly reduces the time to market, therefore strengthening the competitive position of Software AG.

Progress through R&D

Enterprise Information Integrator (EII) is amongst the key innovate products and solutions of the past business year. Software AG developed it from a package which initially met the requirements of American customers asking for Single View technology. It offers one-stop access to distributed data stored on different systems. In 2004, the technology was expanded into a generally usable package.

Further product developments include Replication and ISF. Replication was also created to meet customers' demands. In this case, to be able to automatically transmit changes to a data record to identical data records on servers all over the world. Therefore customers can access real-time data records anywhere within the network. ISF is an e-government-solution, allowing public authorities to provide online services for citizens in order to independently handle administrative processes. Originally developed in England, this solution is currently being implemented in the German city of Giessen.

High-potential cooperation

To optimize their products, Software AG entered a technology partnership with Ontoprise GmbH in 2004, focusing on the semantic interpretation of company data within a single view.

Reverse Engineering


R&D
Business Lines
Sales/PS
Market/Customers
From Customer Projects
◁Technology
◁Innovation
Products, packages, customer solutions

R&D locations world-wide

To ensure that its solutions and packages are always state-of-the-art, Software AG invested 16.5 percent of its licensing and maintenance revenue in research and development. With this percentage, Software AG reaches IT industry Best Practice investment level. In five countries, 348 employees are working on innovative products which anticipate and meet customers' requirements.


Distribution of R&D employees by countries
Germany 235
USA 53
India 33
United Kingdom 14
Spain 13

R&D awards

Readers of the US magazines XML Journal and Web Services Journal ranked Software AG products first in 14 out of 23 categories. In Switzerland, we integrated the central database solution of the Swiss Federal Roads Authority with all peripheral and heterogeneous solutions used by the road traffic departments of the different Cantons. By using EntireX, the applications used in the road traffic departments, based on various operating system platforms, were seamlessly connected to the central register of driving licenses in Bern. This facilitated a smooth bi-directional data flow. For this solution, Business Integration Journal awarded Software AG the title of runner-up for the best EAI solution.

Sales and marketing

Market position expanded

Marketing and sales directly allocated to business segments

Software AG has reorganized its marketing and sales structure as well. In accordance with the new concept of market-oriented business lines, the central marketing department has been dissolved and integrated into the two business units. This makes it easier for our marketing specialists to match their activities efficiently and effectively to the requirements of the Enterprise Transaction Systems and XML Business Integration business lines. All marketing programs are planned and implemented in close cooperation with our regional offices.

In order to align Software AG's portfolio even more closely to customer needs, we internationalized our Customer First program. This ensures that customer orientation and market know-how is consolidated at all levels, and that customer requests can be implemented quickly. A new world-wide Software AG Customer Knowledge Base helps in optimally offering our customers the knowledge of our globally networked corporation.

Software AG's Internet presence received a makeover in 2004 to reflect both the new corporate identity and the business strategy. Moreover, the department supported marketing activities such as Software AG user groups, product presentations, participation in seminars and conferences, and trade show presences. All these activities serve to provide the market with comprehensive and reliable information regarding Software AG products and solutions. To complement our own sales activities, we expanded our partner network, with further growth in this are planned.

High media coverage

Intensification of PR activities

In order to enhance the visibility of the company cost-effectively among our customer base, and with the general public, we separated Public Relations and Investor Relations. This split immediately yielded measurable success. The circulation of articles reporting on Software AG increased by 800 percent in Germany. Whilst previously, media coverage had been handled mainly through local and online media, this base has now been expanded to include opinion-forming economic key media. Financial Times Germany, Frankfurter Allgemeine Zeitung, and Handelsblatt now report on the company on a regular basis. Leading agencies such as Reuters, Dow Jones, Bloomberg, and dpa-AFX provide world-wide coverage of Software AG. Moreover, through its regional structure, the company is in contact with key media globally. The TV presence of our CEO at CNBC, Bloomberg, and the Spanish financial broadcasting station "Encuentras a fondo" emphasizes the international attention enjoyed by Software AG.

Optimized top management structures

We have closely linked marketing and sales, as well as research and development. To this purpose, we modified our internal management structures during the year under review. The central Chief Technology Officer was replaced by two Vice Presidents. They are responsible for R&D in the Enterprise Transaction Systems and XML Business Integration business lines respectively. Marketing and product management is structured in the same way. All four Vice Presidents are part of the company's extended management team, and therefore directly involved in the Executive Board's decision-making processes.

Next in the leadership pyramid is the management team, with representatives from the leading six countries, and the "Direct Reports Board", which includes the 45 leading employees world-wide. These managers, 60 altogether, each visit five customers per quarter, therefore reinforcing the close link between market and strategy.

New top management structure


Top 60
Board
Extended Board
Leadership Team
Direct Reports Board

Executive Board and Supervisory Board

Executive and Supervisory Board changes

At the annual shareholders' meeting, Dr. Andreas Bereczky was voted onto the Supervisory Board as the successor of Dr. Peter Lex. Monika Neumann joined the Supervisory Board as an employee representative. She follows Karl-Heinz Hageni in this function.

Dr. Peter Mossack and Gary Voight resigned from the Executive Board. As of April 1, 2005, the Supervisory Board appointed Dr. Peter Kürpick as a member of the Executive Board. He will be responsible for Software AG's integration business line including research and development.

Employees

International employee structure

The process of restructuring was completed faster than anticipated. During the second half of the year, the number of employees was slightly increased. The personnel structure was reinforced in particular in customer-oriented areas. As of December 31, 2004, Software AG had 2,438 employees within the group (translated into full-time positions), 139 fewer than on the same day of the previous year. Reflecting our international line-up, two thirds of our employees are working outside of Germany.

Employees by regions


South 37 %
Headquarters (incl. R&D) 27 %
North America/
Northern Europe 19 %
Central/Asia 17 %

In 2004, the International Conference of the Software AG personnel department focused on the global coordination of human resources. Personnel managers from all regions worked out new methods of cooperation. The first projects, including a group-wide guideline for the deployment of employees to foreign countries, were already implemented in 2004.

To Software AG, employees are an important asset. Accordingly, great emphasis is placed on additional training. We do not link training investments to employee numbers. Thus, despite a decrease in the number of employees, advanced training expenses in Germany rose by 4 percent.

Commitment to education and advanced training

As a partner of the Technical University of Darmstadt, Germany, Software AG is involved with the pilot project "ProIT Professionals". The key issue is the development of real life, hands-on curricula and generally applicable grading systems in IT training. Above all, the quality of bachelor and master study programs is to be guaranteed.

Changes in the company culture

Our operating and structural progress is accompanied by changes in our company culture. Customer orientation, exchange of Best Practices, and teamwork are becoming increasingly important. Strategic reorientation intentions and measures are openly communicated. This allows employees to develop, evaluate and understand planed changes, therefore reinforcing motivation and commitment. Open dialog was further promoted through an employee survey, designed to identify potential for improvement.

Headquarter opened to customers worldwide

Through the internal changes, the role played by our headquarters was expanded. For example, the newly initiated Customer Briefing Center (CBC) now supports countries in the qualified development of essential customer relations. It compiles strategic customer data and distributes it throughout the group, and encourages visits by international key customers to the company headquarters.

Risk Report

Risks through lawsuits

With the development of jurisdiction regarding patent laws in the USA and the European Union, software increasingly becomes subject to patent protection. This means that Software AG is also increasingly involved in patent lawsuits.
At the moment, two such lawsuits are underway in the USA. Provisions have been made for both procedures. For detailed information, please see the appendix in the Notes.

Moreover, there is a risk of becoming involved in court proceedings regarding sales disputes. Software AG was involved in such a legal dispute with a software house in Israel. This dispute was settled in January 2005. The amount of this settlement is fully incorporated in the annual financial statement for 2004.

Risks through US export regulations

The US restrictions regarding exports to countries which are under US embargo, or business partners who are blacklisted by the US government, have an impact on our research and development in the USA. The US export regulations are also applied to products that merely contain some components manufactured in the USA. Software AG also maintains a research facility in the USA. As soon as this facility contributes more than 10 percent to the development of the company's products, these products will be subject to the US laws and regulations which govern the export restrictions. Software AG, with customers in more than 70 countries world-wide, works around these tight export restrictions by keeping the amount of research contributed by the American research center to well under 10 percent.

Securing acquisitions

The acquisition of enterprises in order to expand the range of technologies offered is part of Software AG's growth strategy. In order to ensure successful acquisition, Software AG has defined processes in both the pre- and post-acquisition phases.

- Pre-acquisition phase: When selecting an object for acquisition, the economic situation is carefully analyzed. This is followed by a thorough assessment as to whether the technology represents a logical and consistent extension of the product portfolio, and whether the company culture of the enterprise in question is compatible with that of Software AG.
- Post-acquisition phase: In order to identify possible problem areas as early as possible, finances, legal issues, research and development, sales, marketing and internal communications are all analyzed as closely as possible.

Loss of intellectual assets

Software AG is a technology leader in the development of high performance databases and integration. Therefore, employees with extensive knowledge in this area are subject to recruiting attempts by competitors. Software AG guards itself against such recruiting attempts through the following measures:

- identification of key intellectual assets
- motivation
- (in part) agreement on a non-competition clause.

Exchange rate risks

As a global enterprise, Software AG operates in various currency zones and is therefore subject to exchange rate risks. Based on internal guidelines, financial derivatives are used in order to reduce the impact of exchange rate fluctuations. Besides securing existing foreign currency assets and liabilities, these hedging tools also secure planned payments as well as income from individual companies within the group, which is earned in foreign currency, against value changes through exchange rate fluctuations.

Outlook

Global economy keeps up dynamic growth

For 2005, the global economy is expected to grow by a good 4 percent. Compared to growth of 5 percent in 2004 the global economy will loose some of its momentum, but still experience above average growth. As before, positive incentives will be provided by the United States and the Asian threshold countries. The IMF is expecting 3.5 percent growth in the USA, and 7.5 percent in China. Due to falling export demand, the eurozone will lag behind the global economic trend, but still continue with a slight upswing. According to forecasts issued by the European Central Bank (ECB), economic growth of 1.9 percent is possible here.

In Germany, this will depend on whether the domestic demand is going to bolster the export-based bull market. The export impetus might slow down, due to the decreasing intensity of international growth. Against this background, the OECD predicts a 1.4 percent increase for the German economy.

Positive prognosis for the IT market

Forecasts expect strongly growing IT market

According to calculations by the market research institute Forrester Research, the global IT market will increase by 6 percent annually until 2008. IDC market researchers also forecast such growth for 2005. Above-average growth is expected for the regions of central and Eastern Europe, and the up-and-coming Asian states. According to a study by the market research institute Global Insight, the Eastern European market will expand by 11.9 percent annually, and the Chinese market by 9.3 percent until 2007.

The USA continues to offer good prospects, and for Western Europe, IDC forecasts a slight increase. According to EITO's calculations, the Western European IT market will boom in 2005 by 4.2 percent. For Germany, EITO is predicting 4.1 percent growth. The federal association Bitkom expects a 5.5 percent increase for software and IT services. Therefore, the IT sector would develop better in 2005 than the overall economy.

Software in particular demand

Integration remains the key issue in the IT world. The progressive use of networking between companies and related business processes will drive the demand for software and IT services. The linkage of individual applications, together with efficient access to existing information, still tops the list of priorities. There is a growing demand for flexible software, tailored to reflect each customer's unique situations, which is capable of adapting to individual business and user requirements.

Profitable growth to be expected

Integration business yields increasing contributions

For 2005, Software AG is aiming for sales growth of 4 to 6 percent. In the medium term, two-digit sales growth is possible. This is assuming that increasing revenues from XML integration solutions will add to the stable revenue in the mainframe sector. Our focus still lies on profitable growth. We are planning for consistently high margins and, for 2005, expect an operating free cash flow of roughly 2 Euros per share.

The focus of the ETS business segment still lies on consolidating our broad customer base. At the same time, we intend to benefit from the opportunities offered by integrating and modernizing the lucrative Cobol market. In XML Business Integration, we see great potential for industry solutions. We will further develop our go-to-market model, primarily in the direction of business value selling, and addressing decision makers.

Focus on emerging markets

We expect additional incentives from direct entry into new sales territories, especially in the newly industrialized countries. In realizing geographic growth potential, we have adopted a dual approach: Presence through owned subsidiaries as well as partners. For this, we see potential in China, Eastern Europe, Russia, and most of all in South America.

Additional strength through partners

We will supplement our own growth through alliances and acquisitions. However, our goal is not primarily the purchase of additional revenue. We rather intend to generate technological components which will enhance and further develop our product portfolio. This implies that we will restrict ourselves to purchases of a reasonable size, which also helps to ensure seamless integration.

Events subsequent to the balance-sheet date

Sabratec software completes portfolios

In February 2005, Software AG acquired Sabratec Ltd, the parent company in Israel and the firm's New York sales company. The Sabratec integration software, which is geared towards host systems, complements our ETS and integration portfolios. Therefore, this acquisition meets our strategy of enhancing Software AG's range of products by purchasing suitable technologies.

Fujitsu and Software AG opt for strategic alliance

Fujitsu Limited and Software AG signed an agreement on February 28, 2005, to jointly develop, market and sell a Service Oriented Architecture offering. Fujitsu and Software AG plan to use their complementary technology platforms and their global R&D know-how in order to offer a technical methodology with an integrated metadata storage. This will allow users to shorten development times, improve productivity, and create the necessary flexibility for adjusting to changing business requirements. Within the framework of this partnership, Fujitsu and Software AG are planning to market a mutual solution in the summer of 2005. Software AG already distributes Fujitsu's Business Process Management solution, the Interstage Business Process Manager.

Financial Statements

Consolidated Income statement for the twelve months ended December 31, 2004

€ thousands	Note	2004	2003
Licenses		114,214	104,280
Maintenance		182,565	191,236
Services		112,828	122,871
Other		1,764	1,655
Total revenue	[1]	**411,371**	**420,042**
Cost of sales	[2]	- 137,402	- 151,733
Gross profit		**273,969**	**268,309**
Research and development	[3]	- 49,004	- 61,833
Sales, marketing and distribution	[4]	- 89,095	- 99,370
Administrative costs	[5]	- 45,298	- 55,074
Operating result		**90,572**	**52,032**
Income from sale of SAP-SI shares	[6]	24,539	0
Other operating income	[7]	13,557	17,795
Other operating expenses	[8]	- 18,310	- 10,760
Restructuring expenses		0	- 48,792
Earnings before interest, taxes and amortization		**110,358**	**10,275**
Amortization	[9]	- 1,881	0
Earnings before interest and taxes		**108,477**	**10,275**
Interest result	[10]	3,253	2,748
Earnings before taxes		**111,730**	**13,023**
Income taxes	[11]	- 33,049	- 4,201
Other taxes	[12]	- 1,442	- 1,759
Consolidated income		**77,239**	**7,063**
Thereof for shareholders of Software AG		77,125	7,096
Thereof for minority interest	[13]	114	- 33
Earnings per share (EUR, basic)	[14]	2,83	0,26
Earnings per share (EUR, diluted)	[14]	2,83	0,26
Weighted average shares outstanding (basic)		27,266,752	27,266,752
Weighted average shares outstanding (diluted)		27,266,752	27,266,752

Consolidated Balance-sheet

Assets

€ thousands	Note	December 31, 2004	December 31, 2003
Current assets			
Cash on hand and bank balances	[15]	89,397	53,083
Securities	[15]	29,695	21,076
Inventories		345	387
Trade receivables	[16]	109,674	108,993
Other receivables and other assets	[17]	4,015	7,701
Deferred expense	[18]	5,261	6,476
		238,387	**197,716**
Non-current assets			
Intangible assets	[19]	1,516	1,491
Goodwill	[20]	174,591	176,472
Property, plant and equipment	[21]	44,274	47,880
Financial assets	[22]	1,592	21,539
Trade receivables	[16]	14,648	15,585
Deferred taxes	[23]	35,677	44,959
		272,298	**307,926**
		510,685	**505,642**

Equity and liabilities

€ thousands	Anhang	31.12.2004	31.12.2003
Current liabilities			
Financial liabilities	[24]	3,349	6,546
Trade liabilities	[25]	21,192	26,770
Other liabilities	[26]	22,279	25,294
Other provisions	[27]	33,257	66,145
Tax provisions	[29]	14,291	10,929
Deferred income	[30]	47,245	57,330
		141,613	**193,014**
Non-current liabilities			
Financial liabilities	[24]	3,490	4,356
Trade payables		0	22
Other liabilities		299	1,108
Provision for pensions	[28]	22,149	19,666
Other provisions	[27]	906	5,357
Deferred taxes	[23]	12,443	12,798
Deferred income	[30]	6,183	0
		45,470	**43,307**
Equity	[31]		
Share capital		81,800	81,800
Capital reserve		132	132
Retained earnings		154,032	149,358
Consolidated income		77,125	7,096
Currency translation differences		- 41,574	- 32,340
Other reserves	[32]	51,847	63,149
Minority interest	[33]	240	126
		323,602	**269,321**
		510,685	**505,642**

Statement of cash flows for the twelve months ended Dezember 31, 2004			
€ thousands	Anhang	2004	2003
	[34]		
Consolidated net income		77,239	7,063
Income taxes		33,049	4,201
Interest result		- 3,253	- 2,748
Depreciation		11,152	10,753
Income from sale of SAP-SI shares		- 24,539	0
Income from sale of other assets		288	399
Cash generated from operations		**93,936**	**19,668**
Changes in inventories, receivables and other current assets		3,753	5,986
Changes in payables and other liabilities		- 48,907	14,845
Income taxes paid		- 22,920	- 29,725
Interest paid		- 2,360	- 1,223
Interest received		5,353	3,959
Net cash provided by operating activities		**28,855**	**13,510**
Cash received from the sale of tangible/ intangible assets		166	1,316
Investments in tangible/ intangible assets		- 6,031	- 6,329
Cash received from the sale of financial assets		27,371	280
Investments in financial assets		- 846	- 1,292
Net cash provided by/used in investing activities		**20,660**	**- 6,025**
Proceeds from issues of minority share capital		0	159
Repayment of loans from acquisitions and other finance liabilities		- 3,170	- 5,533
Net cash used in financing activities		**- 3,170**	**- 5,374**
Change in cash funds from cash relevant transactions		**46,345**	**2,111**
Adjustment from currency translation		**- 1,412**	**- 3,375**
Net change in cash and cash equivalents		**44,933**	**- 1,264**
Cash and cash equivalents at the beginning of the period		74,159	75,423
Cash and cash equivalents at the end of the period		**119,092**	**74,159**

Statement of Changes in Equity

€ thousands	Note	Shares Number	Share capital	Capital reserve	Retained earnings
Equity as of January 1, 2003		27,266,752	81,800	132	149,358
Consolidated income of the period					
Change in consolidation group					
Currency translation differences					
Net gains from the fair value valuation of securities not recognized in income statement					
Net gains from the fair value valuation of loans with group members not recognized in income statement					
Equity as of December 31, 2003		27,266,752	81,800	132	149,358
Equity as of January 1, 2004		27,266,752	81,800	132	156,454
Consolidated income of the period					
Currency translation differences					
Net gains from the fair value valuation of securities not recognized in income statement	[35]				
Net gains from the fair value valuation of loans with group members not recognized in income statement					
Net loss from actuarial gain/loss not recognized in income statement					- 2,422
Equity as of December 31, 2004		27,266,752	81,800	132	154,032

Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
0	**0**	**27,639**	**0**	**258,929**
7,096			- 33	7,063
			159	159
	- 32,340			- 32,340
		8,593		8,593
		26,917		26,917
7,096	**- 32,340**	**63,149**	**126**	**269,321**
0	**- 32,340**	**63,149**	**126**	**269,321**
77,125			114	77,239
	- 9,234			- 9,234
		- 17,345		- 17,345
		6,043		6,043
				- 2,422
77,125	**- 41,574**	**51,847**	**240**	**323,602**

Summary of significant accounting policies

Basis of presentation

In fiscal 2004, Software AG's consolidated financial statements were for the first time prepared in accordance with the International Financial Reporting Standards ("IFRS") as promulgated by the International Accounting Standards Board (IASB). The IFRS/IAS applicable as of December 31, 2004, were observed, as were the corresponding interpretations of the International Financial Reporting Interpretations Committee (IFRIC, formerly SIC). In addition, the following standards have been adopted, despite the fact that their application is not yet mandatory: IAS 1, (revised 2003), IAS 36, (revised 2004), IAS 38, (revised 2004), IFRS 3 and IAS 19 (revised in December 2004), and IFRS 2.

Significant differences between IFRS and German accounting in accordance with the provisions of the German Commercial Code ("HGB") include the measurement of goodwill, provisions, and provisions for employee benefits, as well as the classification of leases, recognition of income from long-term service contracts according to percentage of completion, and accounting for deferred tax assets and liabilities.

Software AG is a publicly quoted corporation established under German law registered in Darmstadt. The Company is active worldwide in the fields of software development, software licensing, software maintenance and IT services.

The consolidated financial statements of Software AG are expressed in thousands of euro unless otherwise stated.

Scope of consolidation

The consolidated financial statements include Software AG and all companies it controls. Control is generally considered to exist, if Software AG directly or indirectly controls the majority of voting rights of a company's share capital and/or is in a position to determine the financial and operating policies of a company.

The following affiliated companies belong to the Software AG Group, of which the latter is the parent.

a) Domestic companies	Share in %	Company code
Software GmbH Marketing, Darmstadt	100	SAG-MK
SAG East GmbH, A Software Company, Darmstadt	100	SAG-ME
SQL Datenbanksysteme GmbH, Berlin	100	SQL
SAG Systemhaus GmbH, Darmstadt	100	SAG-D

b) Foreign companies	Share in %	Company code
Software AG (UK) Limited, Derby/UK	100	SAG-UK
with its subsidiary:		
Software AG Belgium S.A., Brussels/Belgium,	100	SAG-B
in which Software AG also has a direct stake		
Software AG France S.A.S, Ivry sur Seine/France	100	SAG-F
Software AG Italia S.p.A, Cassina de'Pecchi (MI)/Italy	100	SAG-I
Software AG Nederland B.V., Nieuwegein/The Netherlands	100	SAG-NL
with its subsidiary:		
Software AG Management Services B.V., Nieuwegein/The Netherlands	100	SAG-MS
and an indirect stake in:		
IC-Group B.V., Nieuwegein/The Netherlands	100	IC-Group
Software AG Nordic A/S, Taastrup/Denmark	100	SAG-DK
with its subsidiaries:		
Software AG Norge A/S, Oslo/Norway	100	SAG-N
Software AG Sverige AB, Stockholm/Sweden	100	SAG-S
OY Software AG Finland, Helsinki/Finland	100	SAG-SF
Software AG Österreich, Wien/Austria	100	SAG-A
Software AG Polska Sp. z o.o., Warsawa/Poland	100	SAG-PL
Software AG s.r.o., Praha/The Czech Republic	100	SAG-CS
Software AG Bilgi Sistemleri Ticaret A.S., Istanbul/Turkey	100	SAG-TR
Softinterest Holding AG, Zug/Switzerland	100	SIH
with its subsidiary:		
SAG Software Systems AG, Dietikon/Switzerland	100	SAG-CH
Software AG España S.A., Unipersonal, Tres Cantos, (Madrid)/Spain	100	SAG-E
and an indirect stake in:		
Software AG España Systemhaus, S.L., Unipersonal, Tres Cantos (Madrid)/Spain	100	SAG-ESYS
Software AG Portugal, Alta Tecnologia Informática, Lda., Lisboa/Portugal	100	SAG-P
Software AG, Inc., Reston, VA/USA	100	SAG-USA
with its subsidiaries:		SAG-USA-Gruppe
Software AG, LLC, Reston, VA/USA	100	
and an indirect stake in:		
Software AG Australia (Holdings) Pty. Ltd., North Sydney/Australia	100	SAG-AUS (Holding)
with its subsidiary:		
Software AG Australia Pty. Ltd., North Sydney/Australia	100	SAG-AUS
Software AG Funding Corp., Reston, VA/USA	100	
Software AG International, Inc., Reston, VA/USA	100	
Software AG (Canada), Inc., Ontario/Canada	100	
Software AG, S.A. de C.V. Lomas de Chapultepec/Mexico D.F./Mexico	100	
SGML Technologies Ltd., Derby/UK	100	SGML-UK
Software AG R&D Ireland, Ltd., Wicklow-Town/Ireland	100	SAG-IRL
Software AG (Hong Kong) Ltd., Hong Kong/The People's Republic of China	100	SAG-HK
Software AG (Singapore) Pte. Ltd., Singapore/Singapore	100	SAG-SIN
with its subsidiary:		
Software AG (Asia Pacific) Support Centre Pte. Ltd., Singapore/Singapore	100	SAG-AP
Software AG (M) Sdn. Bhd., Kuala Lumpur/Malaysia	100	SAG-MAL
Software AG (Philippines) Inc., Pasig City/The Philippines	100	SAG-PHI
Software AG (Taiwan) Ltd., Taipeh/Taiwan	100	SAG-TW
Software AG South Africa (Pty.) Ltd., Bryanston/ South Africa	100	SAG-ZA
Software AG (India) Pvt. Ltd., Pune/India	51	SAG-IN

The scope of consolidation has changed in comparison to December 31, 2003, due to the initial consolidation of the company Software AG España, Systemhaus S.L., Unipersonal, Madrid, Spain. We established this company on May 13, 2004, with subscribed capital of €60,000 and consolidated it at the same point in time. There were no further changes in the scope of consolidation compared to December 31, 2003.

With the approval of the respective shareholders' meetings, consolidated Group companies SAG Systemhaus GmbH, Darmstadt, SAG East GmbH, Darmstadt, and SQL Datenbanksysteme GmbH, Berlin, exercised the option provided in Section 264, paragraph 3, no. 4 of the HGB and are thus exempt from the duty to prepare and publish additional financial statements in accordance with HGB accounting.

Principles of consolidation

The separate financial statements of the companies included in the consolidated financial statements were prepared according to uniform accounting policies in accordance with IFRS as of the balance sheet date of the consolidated financial statements (December 31, 2004). All annual financial statements of subsidiaries have been audited by independent auditors and in each case have been granted an unqualified audit opinion.

In the consolidation of equity, subsidiaries established by Software AG are consolidated at the date they were established. The date of first inclusion in the consolidated financial statements is taken as the date of consolidation for the companies SAG-E, SAG-P, SAG-CH, SIH, SQL, SAG-IRL and the Asian subsidiaries, which were initially consolidated in 1994. In the case of all other companies included in the consolidated financial statements, the acquisition date is selected as the consolidation date.

The initial consolidation of companies consolidated prior to December 31, 2002 followed the book value method in accordance with section 301, paragraph 1 no. 1 of the HGB. Accordingly, the acquisition and start-up costs were offset against the Group's investment in shareholders' equity. Initial consolidation after the transition to IFRS on January 1, 2003 followed the regulations set out in IFRS 3. Subsequent consolidations were based on the initial consolidation.

Goodwill arising from the consolidation of equity was offset against retained earnings for acquisitions prior to January 31, 2001 in accordance with section 309 paragraph 1 HGB. Goodwill araising after that date was capitalized in accordance with HGB accounting and amortized over 10 years unsing the straight-line method. In accordance with the option set out in IFRS 1.14, the Company continues to account for business combinations and the goodwill arising thereof on the date of transition to IFRS in accordance with HGB.

Goodwill previously capitalized in line with HGB accounting was measured in accordance with IAS 36 for fiscal 2003 and 2004. It was frozen at the carrying amount stated on the date of transition to IFRS on January 1, 2003, and only written down in case of actual impairments. Goodwill is annually tested for impairment.

Revenue, expenses and income, receivables and payables arising between consolidated companies have been eliminated. Inter-company earnings from services provided within the Group were also eliminated where these were not realized from services to third parties. Consolidated equity and net income allocable to minority interests are reported separately from consolidated equity and net income allocable to the parent company.

Currency translation

Financial statements of foreign subsidiaries are translated according to the functional currency concept using the modified closing rate as set out in IAS 21. Since the subsidiaries operate independently from an organizational, financial and business standpoint, the local currency is identical with the functional currency.

Income and expenses are translated at monthly average rates, assets and liabilities at closing rates and equity in subsidiaries at historical rates. Currency translation differences arising from the consolidation of equity are excluded from income and reported in a separate column in the statement of changes in equity.

When eliminating receivables and liabilities, currency translation differences are recognized under other operating income and expenses on the income statement.

In the statement of fixed assets movements, the balances at the beginning and end of the fiscal year are converted at the applicable closing rates and other items at average rates. Any difference arising from exchange rate changes is displayed in a separate column under both costs and accumulated depreciation/amortization as an exchange difference.

Foreign currency payables and receivables are translated at the closing rate in the financial statements of consolidated companies. Exchange gains and losses not yet recognized on the balance sheet-date are included in net income for the period except for translation differences from long-term, inter-company monetary items that are part of a net investment in a foreign company. These differences are excluded from income and recorded as other reserves in shareholders' equity.

The exchange rates of key currencies used for currency translation have changed against the euro as shown below:

Closing rate (€ 1)

	Dec. 31, 2004	Dec. 31, 2003	Change in foreign currency in %
US dollar	1.3640	1.2607	- 8.2
Pound sterling	0.7063	0.7063	0.0
Swiss franc	1.5435	1.5583	1.0
South African rand	7.6700	8.3300	7.9
Australian dollar	1.7510	1.6790	- 4.3

Average rate (€ 1)

	2004	2003	Change in foreign currency in %
US dollar	1.2432	1.1309	- 9.9
Pound sterling	0.6785	0.6919	1.9
Swiss franc	1.5440	1.5207	- 1.5
South African rand	8.0126	8.5309	6.1
Australian dollar	1.6894	1.7384	2.8

Use of estimates

In the preparation of the consolidated financial statements, estimates and assumptions are made for certain items impacting the recognition and measurement of assets, liabilities and contingent liabilities as well as income and expenses reported. Actual amounts may differ from these estimates.

Accounting Policies

Revenue

Software AG primarily generates revenue from software licenses of usually unlimited periods of usage, maintenance, and other services. Sales from perpetual software licenses are only posted as revenue once a contract has been signed with the customer, all possible rights of return have expired, the software has been delivered, a price has been agreed or can be established, and there is sufficient probability that payment will be made.

Maintenance revenues are prorated over the period of service provision.

Service agreements that are invoiced based on hours performed are recognized in relation to the services rendered by the Group companies.

Pursuant to IAS 11 and IAS 18, revenues and expenses from fixed-price service contracts are recognized according to the percentage-of-completion method if revenues can be reliably measured, there is sufficient probability that Software AG will receive the economic benefits of the transaction, and all related costs expected by completion of the service can be reliably established.

Revenues are reported net of discounts, price rebates, customer bonuses and allowances.

Cost of sales

Costs of sales include all production-related costs based on normal capacity utilization. They include individual unit costs that can be directly allocated to projects, plus fixed and variable overheads. Financing costs are not capitalized as part of manufacturing costs. No write-downs on inventories were required during the reporting period.

Research and development costs

Research and development costs are recorded as expense in the income statement as they are incurred.

The creation and development of software involves closely linked research and development phases. As a result, expenses incurred for research cannot be strictly separated from those incurred for development. The criteria for the capitalization of development expenses defined in IAS 38.57 in conjunction with 38.53 (revised 2004) are thus not met.

Financing costs

Interest expense is recognized in the period in which it is incurred in accordance with IAS 23.

Cash and cash equivalents

Software AG treats cash on hand, deposits with bank, fixed-term deposits with terms of up to 3 months and securities under current assets as cash and cash equivalents. The securities account includes exclusively short-term, highly liquid financial investments that can be converted to cash immediately and are subject only to minor price fluctuation risks.

The Company classifies all securities under current assets as "held-for-trading". Securities are initially recognized at cost on the day they are acquired. Measurement at the balance sheet date is at market value. Changes in value are included in income.

Inventories

Inventories are recognized at the lower of cost and net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Trade receivables

Trade receivables are carried at the fair value applicable when revenues are realized or services provided, and measured at amortized cost less bad debt provisions.

Receivables from software licenses are recognized only if there is a signed contract with the customer, any rights of return have expired and the software has been delivered in accordance with the terms of the contract.

Trade receivables are carried at their nominal value, unless specific write-downs were necessary to cover default risks. Receivables with maturities in excess of one year are discounted at market rates.

Trade receivables also cover performance under fixed-price projects not yet invoiced, which are recognized according to their degree of completion.

Other receivables and other assets

Other receivables and other assets are initially measured at cost, and are subsequently written down to their fair value.

Intangible assets

Intangible assets for which a useful life can be established, are measured at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with an indefinite useful life, such as goodwill, are carried at cost less any accumulated impairment losses.

Goodwill

In accordance with IFRS 3, goodwill is not amortized, but written down in case of impairment. The residual amount is annually tested for impairment and written down to its fair value if there are any indications for impairment.

Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment losses. Where items are sold or scrapped, the relevant cost and any accumulated depreciation and any accumulated impairment losses are eliminated. Gains or losses arising from the disposal of the asset are recognized as income or expense in the income statement.

The cost of an item of property, plant and equipment includes the purchase price as well as any applicable import duties and non-refundable sales tax and all directly attributable costs required to prepare the asset for its intended use. Subsequent expenditure, such as service and maintenance charges that arise once the asset is put into operation, are recognized as expense in the period in which they are incurred. Subsequent expenditure relating to an item of property, plant and equipment is only added to the carrying amount of the asset where this improves the condition of the asset beyond its originally assessed standard of performance. Financing costs are not capitalized as part of costs.

In accordance with their useful economic lives, items of property, plant and equipment are generally depreciated using the straight-line method:

Buildings	50 years
Improvements to property	8 – 10 years
Office equipment	3 – 13 years
Computer hardware and accessories	1 – 4 years

The terms of useful life and depreciation methods are reviewed on a regular basis to ensure they are in accordance with the anticipated economic life of the asset in question.

Assets under construction are recorded as such. Depreciation on these items begins only after they have been completed and put into operation.

Impairment of intangible assets and property, plant and equipment

As soon as there are indications that an intangible asset or item of property, plant and equipment is impaired, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized. The recoverable amount is the higher of the asset's market value and its value in use. The value in use is the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

Impairment losses are reported under costs of the relevant functional area or under other operating expense.

Financial assets

Securities in the amount of €231 thousand comprise investments in securities' funds to cover the value of employee time accounts in case of insolvency.

Leases

Fixed assets include assets provided under leasing contracts. Software AG leases computer hardware and accessories, and office equipment. In accordance with IAS 17, leasing contracts are classified, according to opportunities and risks, as capital leases (where the leased asset is allocated to the lessee) or operating leases (where the leased asset is allocated to the lessor).

Leased objects are recognized on the balance sheet as both assets and lease obligations, in equal amounts. They are carried at the lower of the fair value of the lease object at the beginning of the lease and the present value of minimum lease payments. Capitalized leased objects are depreciated according to the straight-line method over their useful lives, or, if shorter, the lease term. Future lease payments are recognized as financial liabilities.

Financial assets and hedging instruments

Financial assets are initially recognized at cost, including transaction costs. The subsequent measurement depends on their classification.

Financial assets available for sale are recognized according to their market value at the balance-sheet date. Gains or losses are excluded from income and reported in equity as other reserves.

Financial assets are recorded at their fair value where this can be reliably established. Loans and receivables included under this item which are not held for trading purposes, and assets with no published price quotation on an active market, the fair value of which can not be reliably determined, are measured at amortized cost. Carrying amounts are regularly reviewed for significant objective indications of impairment. Impairment losses are charged against net income for the period.

Deferred taxes

Deferred tax assets and liabilities have been recognized for all temporary differences between the carrying amounts in accounts prepared for tax purposes and the carrying amounts in the financial statements, as well as with respect to consolidation measures with an impact on income. Deferred tax assets also include claims for tax reductions resulting from the anticipated use of loss carry forwards in subsequent years, the realization of which is deemed reasonably certain.

Deferred taxes are calculated on the basis of tax rates which apply or are anticipated in the relevant countries according to the legal situation prevailing at the time of realization (reversal of tax deferrals).

Deferred tax assets and liabilities are not discounted. The carrying values of deferred taxes are regularly examined and, where necessary, adjusted.

Liabilities

Current liabilities are reported at their repayment or settlement amount.

Non-current liabilities are recorded at amortized cost. Amortized cost is determined using the effective interest rate method by discounting the repayment amount.

Provisions

Provisions are set up in the event that a current legal or constructive obligation towards a third party exists due to a past event, which is likely to result in a future outflow and for which the amount of the obligation can be reliably estimated. Estimates are regularly reviewed and adjusted.

If the interest rate impact is significant, the net present value of required expenditures anticipated in fulfillment of the application is recorded.

Provisions for pensions and similar obligations
Pension plans may be either defined benefit plans or defined contribution plans. Pension provisions are calculated on an actuarial basis using the projected unit credit method set out in IAS 19. This approach takes into account anticipated future increases in pensions and salaries in addition to the pensions known at the balance sheet date.

Provisions for pensions are accounted for in line with the amendment to IAS 19, issued in December 2004. Accordingly, they are created at the full present value of the defined obligation, adjusted for the present value of the cover taken out to protect defined benefit obligations, and reduced by the fair value of plan assets. Changes to actuarial gains/losses in comparison to 2003 are excluded from income and allocated to retained earnings. Due to their absolute and relative immateriality (€-214 thousand), these amounts were included in income in the previous year.

German pension obligations are calculated on the basis of the 1998 mortality tables compiled by Prof. Dr. Klaus Heubeck.

Since employees do not receive illness-related allowances either domestically or abroad, calculation of costs related to health care plans is not required.

In the case of defined contribution plans the Group incurs no obligations.

For the defined contribution plan, Software AG has no obligations other than the payment of contributions to special-purpose funds. Contribution payments are recorded against current income.

Comments to the profit and loss statement

(1) Revenue

License and maintenance revenues can be broken down as follows according to business line:

€ thousands	XML		ETS		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Licenses	26,080	26,199	85,907	76,878	2,227	1,203	114,214	104,280
Maintenance	21,162	21,535	156,738	165,805	4,665	3,896	182,565	191,236
Product sales	**47,242**	**47,734**	**242,645**	**242,683**	**6,892**	**5,099**	**296,779**	**295,516**

Service revenues

Sales of €14,530 thousand are included in service revenues, recognized according to the percentage-of-completion method. Revenue and expense components of this item can be broken down as follows:

€ thousands	
Accumulated costs	12,868
Reported profit	2,587
Advance payments received	753
Sales recognition according to PoC method	14,530
Deductions	28

(2) Cost of sales

Cost of sales include the following cost types:

€ thousands	2004	2003
Personnel expenses	77,186	80,646
Purchased services	26,519	30,034
Office rental and other tenancy costs	6,933	6,258
IT expenses	7,600	7,149
License fees	6,120	3,407
Car and travel expensesn	6,056	6,932
Other expenses	6,988	17,307
	137,402	**151,733**

(3) Research and development expenses

Research and development expenses are composed as follows:

€ thousands	2004	2003
Personnel expenses	30,544	46,628
IT expenses	10,765	11,282
Purchased services	3,449	1,338
Other expenses	4,246	2,585
	49,004	**61,833**

(4) Sales costs

Sales costs include the following cost types:

€ thousands	2004	2003
Personnel expenses	53,734	54,422
Marketing expenses	7,679	9,689
Car and travel expenses	6,515	6,990
Office rental and other tenancy costs	5,915	5,665
Sales commissions	4,842	8,410
IT expenses	4,363	3,833
Other expenses	6,047	10,361
	89,095	**99,370**

(5) General and administrative expenses

General and administrative costs are composed as follows:

€ thousands	2004	2003
Personnel expenses	34,882	41,284
Office rental and other tenancy costs	7,230	7,400
Other expenses	3,186	6,390
	45,298	**55,074**

(6) Income from the sale of SAP-SI shares

On April 14, 2004, Software AG sold 1,272,100 shares in SAP-SI at a price of €20.40 per share, resulting in proceeds of €25,951 thousand and income of €24,530 for the Group. Following the sale, Software AG no longer holds any shares in SAP-SI.

(7) Other Operating Income

Other operating income includes the following accounts:

€ thousands	2004	2003
Exchange gains	5,589	4,851
Income from leases	2,868	2,546
Income from the release of provisions	2,087	3,115
Other income	3,013	7,283
	13,557	**17,795**

(8) Other Operating Expenses

Other operating expense includes the following accounts:

€ thousands	2004	2003
Legal costs	11,080	0
Exchange losses	3,912	2,227
Costs related to vacant premises	2,130	7,099
Other expenses	1,188	1,434
	18,310	**10,760**

Legal costs amounting to €11,080 thousand consist primarily of the legal cases presented under other disclosures.

Legal costs are shown in general and administrative expenses except for legal proceedings likely to incur high costs that are reclassified as other operating expenses. No significant expenses related to legal cases were required to be reclassified in the previous year.

(9) Goodwill amortization

Due to the planned closure of the IC Group B.V., Capelle, the Netherlands, in 2005, goodwill arising from the purchase of this company was fully written off in the year under review.

(10) Interest result

Due to a further increase in net liquidity in 2004, higher interest income of €3,253 thousand was achieved than in the previous year, despite lower interest rates.

Interest income is composed as follows:

€ thousands	2004	2003
Interest income	5,612	3,992
Interest expense	- 2,359	- 1,244
	3,253	**2,748**

(11) Income taxes

The Group's income tax can be classified according to its origin:

€ thousands	2004	2003
Current domestic taxes	- 2,674	687
Current foreign taxes	- 21,575	- 16,013
	- 24,249	**- 15,326**
Deferred domestic taxes	- 9,800	9,797
Deferred foreign taxes	1,000	1,328
	- 8,800	**11,125**
	- 33,049	**- 4,201**

In December of 2003, German legislators adopted a new law designed to reduce tax exemptions ("Act to Implement the Mediation Committee's Proposals to the Tax Privilege Reduction Act") effective January 1, 2004. The key changes in tax legislation with respect to calculation of Software AG income taxes is that since 2004, only 95 percent of domestic dividends and 95 percent of gains from the disposal of domestic and foreign investments continue to be tax-exempt; this implies that 5 percent of dividends and gains from disposals are to be considered non-deductible operating expenses. The effects of these changes are not material for the consolidated income statement of 2003.

The rise in current tax expense is mainly due to the introduction of the so-called minimum taxation (change in section 10 of the income tax code) effective for both parent and German subsidiaries for the assessment period 2004.

Expenses for current income taxes in the previous year amounting to €15,326 thousand are offset by income from the release of tax provisions of €4,942 thousand.

The change in deferred taxes is primarily the result of the utilization of tax loss carry forwards brought about by positive earnings growth in 2004.

Deferred taxes are calculated on the basis of tax rates which will apply at the anticipated time of realization in the relevant countries according to the legal situation prevailing at the time the consolidated financial statements are prepared. In Germany a uniform corporate tax rate of 25 percent applies. Taking into consideration an average municipal trade tax collection rate of 424 percent and the solidarity surcharge of 5.5 percent on corporate tax, an income tax rate of 39.9 percent is computed for domestic companies (previous year: 39,9 percent). Tax rates abroad range between 4.3 percent and 37 percent (previous year: between 4.3 percent and 37 percent).

Income tax expense reported in fiscal 2004 to the amount of €33,049 thousand (previous year: €-4,201 thousand) is €10,956 thousand less than the income tax expense anticipated of €-44,005 thousand (previous year: €-4,494 thousand), which would result from applying the domestic tax rate of 39.9 percent (previous year: 39.9 percent) at the consolidated level. The difference between expected and actual tax expense can be traced to the following causes:

€ thousands	**2004**	**2003**
Earnings before income tax	**110,288**	**11,264**
Expected income tax (39.9%; 39.9%)	- 44,005	- 4,494
Tax rate-related adjustments	15,505	3,101
Back taxes (+)/tax refunds (-) from previous years	- 222	4,263
Tax decreases (-)/tax increases (+) due to tax-exempt income or non-tax-deductible expenses	- 438	- 102
Other adjustments	- 3,889	- 6,969
Reported income tax expense	**- 33,049**	**- 4,201**

Back taxes/tax refunds in the previous year reflect the release of provisions due to the elimination of risks associated with tax audit.

Other adjustments mainly include expenses for dividend payments from subsidiaries resolved for the subsequent year of €-1,166 thousand (previous year: €0 thousand) and changes in the measurement of deferred tax assets from tax loss carry forwards amounting to €-737 thousand (previous year: €-7,201 thousand).

(12) Other Taxes
Other taxes mainly comprise of property taxes, vehicle tax and non-deductible sales tax.

(13) Minority Interests
Minority interest relates to 49 percent third-party holdings in the joint venture Software AG (India) Pvt. Ltd., Pune, India (SAG-IN) established jointly with iGate Solution Limited in 2003.

(14) Earnings per Share
The basic earnings per share figure is calculated by dividing net income allocable to shareholders by the weighted average number of shares outstanding during the period under review and presented accordingly. Software AG has issued only common shares.

Diluted earnings per share is equivalent to basic earnings per share, since an issue of new shares is not currently anticipated due to the exercise hurdle in the stock option plan.

Comments to the consolidated Balance-sheet

(15) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank balances, and short-term securities. The level of cash and cash equivalents rose during fiscal 2004 by €44,933 thousand to €119,092 thousand. This rise is due in the greater part to the positive cash flow generated by operating activities amounting to €28,855 thousand, as well as sales proceeds from SAP-SI shares totaling €25,951 thousand. The reduction in financial obligations from finance leases of €3,170 thousand, as well as investment in intangible assets and property, plant and equipment of €6,031 thousand, provided an offsetting effect.

(16) Trade Receivables

These items may be broken down as follows:

€ thousands	31.12.2004	31.12.2003
Remaining term < 1 year		
Trade accounts receivable	103,282	106,790
Unbilled receivables	6,392	2,203
	109,674	108,993
Remaining term > 1 year		
Trade accounts receivable	14,648	15,585
	124,322	124,578

[17] Other Receivables and Other Assets

Other receivables and other assets primarily include receivables from tax authorities for input VAT as well as rental deposits.

(18) Deferred Expenses

Deferred expenses reflect advance payments on the part of SAG associated with license and lease agreements. The accrual is released and the expense recorded in the period in which the relevant contracting partner provides the service.

Changes to Fixed Assets as of December 31, 2004

€ thousands	Goodwill	Intangible assets	Land and buildings	Other plant, office furniture and equipment	Financial assets	Total
Cost of purchase						
Balance as of Jan. 1, 2004	218,245	30,401	58,388	47,891	8,239	363,164
Currency translation differences	0	- 46	- 671	- 796	0	- 1,513
Additions	0	613	1,509	4,197	130	6,449
Disposals	0	- 1,054	- 401	- 5,064	- 2,016	- 8,535
Balance as of Dec. 31, 2004	218,245	29,914	58,825	46,228	6,353	359,565
Accumulated depreciation/amortization						
Balance as of Jan. 1, 2004	- 41,773	- 28,910	- 24,372	- 34,027	13,300	- 115,782
Currency translation differences	0	43	599	692	0	1,334
Additions	- 1,881	- 581	- 1,708	- 6,979	- 3	- 11,152
Disposals	0	1,050	310	4,706	- 18,058	- 11,992
Balance as of Dec. 31, 2004	- 43,654	- 28,398	- 25,171	- 35,608	- 4,761	- 137,592
Net book value as of Jan. 1, 2004	176,472	1,491	34,016	13,864	21,539	247,382
Net book value as of Dec. 31, 2004	174,591	1,516	33,654	10,620	1,592	221,973

(19) Intangible Assets

This account is composed primarily of acquired software licenses.

(20) Goodwill

Goodwill is the result of the acquisition of the SAG-USA Group effective February 1, 2001, amortized until January 1, 2003.

(21) Land and buildings

Land and buildings mainly consist of assets that belong to the parent company. Primarily this refers to the central administration building of the controlling company.

Capital expenditures of €1,509 thousand were made to the administration building of Software AG and to the administration building of Software AG España S.A., Madrid, Spain.

(21) Other plant, office furniture and equipment

Other plant, office furniture and equipment primarily includes office furniture and IT equipment acquired under finance leases.

Capital expenditures of €4,197 thousand were incurred as part of the modernization of the IT infrastructure, as well as renovation measures to the main headquarter building in Darmstadt.

(22) Financial Assets

Financial assets to a large extent reflect assets held to cover long-term employee time accounts in the case of insolvency.

(23) Deferred Tax Assets and Liabilities

The balance of deferred tax assets and liabilities, calculated according to the liability method, for individual balance sheet accounts is shown in the following breakdown:

	Deferred tax assets		Deferred tax liabilities	
€ thousands	**2004**	**2003**	**2004**	**2003**
Securities	290	338	819	456
Current assets	39	152	304	783
Goodwill	5,482	5,867	0	0
Property, plant and equipment	1,514	1,569	3,471	3,609
Tax loss carry forwards	27,021	29,783	0	0
Current debt	5,667	5,872	6,813	7,818
Non-current debt	7,746	13,845	22,015	18,142
Consolidation measures	– 5,482	– 5,867	– 20,979	– 18,010
	42,277	51,559	**12,443**	12,798
Write-downs	– 6,600	– 6,600	0	0
	35,677	44,959	**12,443**	12,798

Deferred tax assets and liabilities are broken down as follows with respect to maturity:

€ thousands	**2004**	**2003**
Deferred tax assets		
Short term	5,968	6,329
Long term	29,709	38,630
	35,677	**44,959**
Deferred tax liabilities		
Short term	7,936	8,147
Long term	4,507	4,651
	12,443	**12,798**

Deferred tax assets from tax loss carry forwards have decreased by €2,762 thousand compared to the previous year. This is to a great degree the result of additional utilization of tax loss carry forwards, in particular in the case of Software AG.

Write-downs of deferred tax assets are undertaken if there are doubts as to their realization. To determine these write-downs, all positive and negative factors that might impact the achievement of future taxable income have been taken into consideration. Assumptions made in this respect may change depending on future developments. The write-down account is due solely to tax loss carry forwards pertaining to the parent company for both 2003 and 2004.

As of December 31, 2004, nominal tax loss carry forwards for the Group exist in the amount of €87,836 thousand (previous year: €90,857 thousand). In principle these may be utilized at any time in the future, save for a partial amount of €6,269 thousand (previous year: €3,742 thousand).

Deferred taxes on earnings retained by foreign subsidiaries are not taken into account, since these earnings are expected to be utilized for the maintenance and expansion of business volumes in the companies in question.

Tax provisions amounting to €1,166 thousand (previous year: €0 thousand) pertain to tax charges from dividend payments of foreign subsidiaries resolved at the beginning of 2005.

(24) Financial Liabilities

Financial liabilities may be broken down as follows:

€ thousands	31.12.2004	31.12.2003
Current financial liabilities		
Liabilities from finance leases	2,114	4,009
Bills payable	1,235	2,537
	3,349	**6,546**
Non-current financial liabilities		
Liabilities from finance leases	3,490	4,356
	3,490	**4,356**

Financial liabilities stemming from finance leases may be broken down as follows as of December 31, 2004:

	Within 1 year	1 to 5 years	> 5 years	Total
Lease payments	2,460	3,736	0	6,196
Of which interest	- 346	- 246	0	- 592
Net present value of lease installments	2,114	3,490	0	5,604
Expected income from sub-leases	0	0	0	0

(25) Trade Payables

Trade payables can be broken down as follows:

€ thousands	31.12.2004	31.12.2003
Payables to suppliers	19,787	24,090
Advances received on orders	1,405	2,631
Other	0	49
	21,192	**26,770**

(26) Other Liabilities

Other liabilities include the following accounts:

€ thousands	31.12.2004	31.12.2003
Tax liabilities	7,614	9,331
Liabilities to employees	6,671	8,666
Liabilities related to social security	2,746	4,730
Other	5,248	2,567
	22,279	**25,294**

(27) Other Provisions

€ thousands	Other employee-related provisions	Restructuring provisions	Other sundry provisions	Total other provisions
Balance at 01.01.2004	**12,864**	**30,682**	**27,956**	**71,502**
Currency translation	- 251	- 84	- 273	- 608
Additions	10,613	0	10,546	21,159
Utilized	- 10,018	- 22,121	- 20,485	- 52,624
Released	- 519	- 971	- 3,776	- 5,266
Balance at 31.12.04	**12,689**	**7,506**	**13,968**	**34,163**
Thereof with remaining term > 1 year	542	0	364	906

Other sundry provisions

Other sundry provisions include:

€ thousands	31.12.2004	31.12.2003
Rental payment obligations	5,365	13,778
Litigation risks	4,673	4,586
Executive Board bonuses	1,610	1,450
Guarantees for PS projects	476	1,176
Impending losses for PS projects	466	5,322
Other	1,378	1,644
	13,968	**27,956**

(28) Provisions for pensions

€ thousands	
Balance at January 1, 2004	19,666
Currency translation	- 45
Additions	2,940
Utilized	- 385
Released	- 27
Balance at December 31, 2004	22,149

€ thousands	31.12.2004	31.12.2003
Provisions for pensions abroad	13,317	10,680
Provisions for pensions domestically	8,832	8,986
	22,149	**19,666**

Pension commitments in Germany consist of fixed commitments to a selected group of employees.

A portion of these commitments is covered by life-insurance policies. The remaining defined-benefit pension obligations abroad are covered to a large extent by external funds.

Principal actuarial assumptions

%	German pension plans		Non-German plans[1]	
	2004	2003	2004	2003
Discount rate	4.5	4.5	5.2	5.6
Future salary increases	0.0	0.0	4.0	4.7
Future pension increases	0.0	0.0	2.7	2.7
Expected return on plan assets	4.5	4.5	6.6	6.8
Development of defined benefit obligation	– 0.1	6.8	22.5	7.4

[1] Weighted average figures for individual plans

Since fixed pension commitment entitlements independent of salary exist for beneficiaries of the domestic plans, future salary and pension increases are set at 0.0 percent.

Non-German pension commitments are calculated according to country-specific accounting principles and parameters.

As cover for German pension commitments is only provided by life-insurance policies, the figure quoted for expected return on plan assets is the minimum return quoted by the life-insurance company.

The expected return on plan assets for non-German programs was calculated as a weighted average of the individual asset classes, which in turn were based on the relevant local capital-market conditions.

The computation of pension expense is based on planned service cost and the anticipated return on the plan assets. Changes in the projected benefit obligations and plan assets are shown below:

Changes in projected benefit obligations

	Domestic pension plans		Foreign pension plans	
€ thousands	2004	2003	2004	2003
Projected benefit obligation as of January 1	**9,257**	**8,664**	**25,749**	**23,978**
Service cost	165	145	1,386	1,455
Interest expense	394	403	1,455	1,231
Actuarial gains (-)/losses (+)	37	434	2,998	- 220
Benefits paid	- 389	- 389	- 102	0
Currency changes	0	0	- 223	- 695
Projected benefit obligations at December 31	**9,464**	**9,257**	**31,263**	**25,749**

Changes in plan assets

	Domestic pension plans		Foreign pension plans	
€ thousands	2004	2003	2004	2003
Fair value of plan assets as of January 1	**271**	**186**	**15,069**	**13,022**
Return on plan assets	23	12	1,354	806
Employer contributions	194	59	1,708	1,580
Compensation for pension claims	144	14	0	0
Benefits paid	0	0	- 102	0
Currency changes	0	0	- 83	- 339
Fair value of plan assets as of December 31	**632**	**271**	**17,946**	**15,069**
Provisions for pensions	**8,832**	**8,986**	**13,317**	**10,680**

Pension provisions have developed as follows from the time of the transition at January 1, 2003:

€ thousands	**31.12.2004**	**31.12.2003**	**01.01.2003**
Defined benefit obligation (DBO)	40,727	35,006	32,642
Present value of plan assets	- 18,578	- 15,340	- 13,208
Provisions for pensions	**22,149**	**19,666**	**19,434**

Since differences between the expected and actual developments in projected benefit obligations and plan assets are relatively low, no planned to actual comparison has been performed.

Projected benefit obligations can be broken down according to type of reinsurance as shown below:

€ thousands	31.12.2004	31.12.2003	01.01.2003
Projected benefit obligations fully covered by capital	30,657	24,954	23,379
Projected benefit obligations partially covered by capital	7,704	7,863	7,574
Projected benefit obligations without capital coverage	2,366	2,189	1,689
	40,727	**35,006**	**32,642**

Plan assets to cover the pension provisions are composed as follows:

€ thousands	31.12.2004	31.12.2003	01.01.2003
Shares	9,546	7,518	4,872
Bonds	5,328	6,220	5,390
Life insurance	632	271	186
Other	3,072	1,331	2,760
	18,578	**15,340**	**13,208**

Realized gains in plan assets developed as follows:

€ thousands	2004	2003	2002
Realized gains	**1,377**	818	824

Since realized gains in plan assets differed only insignificantly from planned gains, no planned to actual comparison has been performed in this instance.

Anticipated contributions on the part of the Software AG Group to plan assets in fiscal 2005 total €1,914 thousand.

Actuarial gains and losses have developed as follows from the time of the transition at January 1, 2003:

€ thousands	2004	2003
Actuarial gains	279	220
Actuarial losses	2,701	434
Actuarial net loss	**2,422**	**214**
Of which included in other provisions	2,422	0
Of which recognized as expense	0	214

Expenses related to pension obligations recorded in the income statement are broken down as follows:

€ thousands	2004	2003
Service cost	1,551	1,600
Interest expense	1,849	1,634
Past service cost	0	0
Compensation, transfers and reductions	0	0
	3,400	**3,234**

Expenses were recorded in the profit and loss statement as follows:

€ thousands	2004	2003
Cost of sales	1,068	1,010
Research and development expenses	389	368
Selling expenses	992	937
General and administrative expenses	951	919
	3,400	**3,234**

(29) Tax provisions

€ thousands	
Balance at January 1, 2004	**10,929**
Currency translation	28
Additions	8,475
Utilized	- 5,140
Released	- 1
Balance at December 31, 2004	**14,291**

(30) Deferred income

Deferred income reflects advance payments from customers associated with revenues from maintenance agreements. The release of deferred income will be realized in the period in which SAG provides the service.

(31) Equity

Changes in equity are shown in the Statement of Changes in Equity preceding the notes to the consolidated financial statements.

The following conditional capital existed as of December 31, 2004:

1.) A maximum of €3,357 thousand divided into a maximum of 1,118,962 bearer shares to provide for subscription rights from the first share option plan (Management Incentive Plan I, MIP I) for members of the Executive Board and key employees in the Group. Requirements of this program, the status of allocations and exercising options are presented under other disclosures/stock-based compensation programs.

2.) A maximum of €3,000 thousand divided into a maximum of 1,000,000 bearer shares to provide for subscription rights from the second share option plan (Management Incentive Plan II, MIP II) for members of the Executive Board and key employees of the SAG Group. Requirements of this program, the status of allocations and exercising options are presented under other disclosures/stock-based compensation programs.

3.) An amount of €36,000 divided into a maximum of 12,000,000 bearer shares with a proportional share in capital stock of €3 each, in order to grant option rights and agree option obligations from bonds with warrants or, to bearers of convertible bonds, conversion rights and conversion obligations according to the bond conditions, as resolved at the Annual Shareholders' Meeting on April 30, 2004. According to this authorization, the Executive Board may, with the consent of the Supervisory Board, resolve that the rights presented may be issued by Software AG or a directly or indirectly held fully owned affiliate of Software AG, up to April 29, 2009.

Subscription rights are hereby to be granted to shareholders with the exception of the following cases:

- The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.

- The Executive Board is authorized, with the consent of the Supervisory Board, to set aside the subscription rights of shareholders in full, provided it has reached the opinion after reviewing in accordance with its professional duties that the issue price of the warrants or convertible bonds is not significantly lower than its hypothetical market value arrived at by accepted financial calculation methods. This authorization, however, applies only to the waiving of subscription rights in the case of warrant and convertible bonds with a warrant or conversion right or a warrant and conversion obligation related to shares at the lower of a proportional amount of stock capital totaling a maximum of €8,180 thousand or 10 percent of stock capital in existence at the time the authorization is acted upon.

The Executive Board had not made use of this authorization prior to the balance sheet date.

As of the balance sheet date, the Executive Board is also authorized, with the consent of the Supervisory Board, to increase the company's issued capital stock on one or more occasions on or before April 27, 2006, by up to a total of €37,989 thousand by issuing up to 12,663,036 bearer shares against cash and/or non-cash capital contributions (authorized capital). Subscription rights are hereby to be granted to shareholders with the exception of the following cases:

- The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.
- The Executive Board is further authorized, with the consent of the Supervisory Board, to set aside subscription rights for capital increases against non-cash contributions for purposes of acquiring investments or companies in part or in whole.
- The Executive Board is also authorized, with the consent of the Supervisory Board, to set aside subscription rights for capital increases against cash contributions, in the event that the capital increases resolved based on this authorization do not exceed 10 percent of stock capital at the time of the first utilization of the autorization and in the event that the issue price is not significantly lower than the stock market price.
- Finally, the Executive Board is authorized, with the consent of the Supervisory Board, to set aside subscription rights to a maximum nominal value of €6,503 thousand, for the purpose of offering the new shares to employees of the Company and its affiliated companies as defined in sections 15 et seq. of the German Stock Corporation Act as part of an employee participation scheme. Distribution of the new shares can also be undertaken by a bank, with the proviso that they are exclusively held for the acquisition of entitled employees, according to the Company's instructions.

The Executive Board had not made use of this authorization prior to the balance sheet date.

The Executive and Supervisory Boards recommend to the Annual Shareholders' Meeting that a dividend of €20,450 thousand should be paid out and €42,505 thousand carried forward from the unappropriated profits total €62,955 for 2004 of the Group controlling company Software AG. This corresponds to a dividend of €0.75 per share.

(32) Other Reserves

Other reserves include differences arising from the currency translation of the financial statements of economically independent foreign subsidiaries into euros. They also contain the effects of the measurement of financial instruments, which are not taken to income. Translation differences from monetary items primarily consisting of net investments in independent foreign sub-units are also recorded in this account. These amounts are recognized on an after-tax basis.

(33) Minority Interests

Minority interest relates to 49 percent third-party holdings in the joint venture Software AG (India) Pvt. Ltd., Pune, India (SAG-IN) established with iGate Solution Limited in 2003.

(34) Notes to the Cash Flow Statement

Cash and cash equivalents of €119,092 thousand is composed of the balance sheet accounts of cash on hand and bank balances (€89,397 thousand) and securities (€29,695 thousand). Only short-term, highly liquid financial investments, subject to minimal price fluctuations, are reported in the securities account.

Net cash from operating activities includes restructuring payments totaling €23,429 thousand. Moreover, interest payments of €2,360 thousand, and interest receipts of €5,353 thousand, are included. Cash inflows from the disposal of SAP-SI shares are reported under cash flow from investment activities. Cash outflows for capital expenditures in property, plant and equipment and intangible assets stem primarily from renovation measures taken in the corporate headquarters building and the SAG-E building, as well as the purchase of office equipment and hardware and software.

Changes in financial assets are based mainly on regular adjustments of securities positions in order to cover existing employee time accounts in the case of insolvency.

Acquisitions under finance leases in the amount of €288 thousand were undertaken in fiscal 2004. These non-cash transactions are not reflected in the cash flow statement.

While €2,869 thousand in liabilities from earlier acquisitions was repaid in the previous year, the account repayment of loans from acquisitions and other finance liabilities contain only the repayment of obligations under finance leases amounting to €3,170 thousand in 2004.

Changes in value of the balance sheet account cash and cash equivalents, stemming from the decline in key exchange rates, are reported separately as valuation-related changes in cash and cash equivalents at €-1,412 thousand.

Software AG defines free cash flow as cash flow from operating activities from which payments for property, plant and equipment have been deducted. Organic cash flow is the result of the elimination of special effects according to the table below:

€ thousands	2004	2003
Net cash provided by operating activities	28,855	13,510
Expenditures on property, plant and equipment and intangible assets	- 6,031	- 6,329
Investment in financial assets	- 846	- 1,292
Free cash flow	**21,978**	**5,889**
+ Repayment of factoring	+ 11,200	+ 24,600
+ Payments for restructuring	+ 23,429	+ 18,637
- Tax refunds from previous periods	- 1,930	0
+ Back taxes for previous periods	0	+ 6,005
Organic cash flow	**54,677**	**55,131**

(35) Other liquidated provisions

€18,174 thousand in unrealized income recorded in other reserves as of December 31, 2003, were taken to income in fiscal 2004.

Segment report for the twelve months ended December 31, 2004

€ thousands	Northern Europe, Americas	South	Central Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	49,720	32,290	32,560	114,570	- 356	114,214
Maintenance	100,252	31,378	51,547	183,177	- 612	182,565
Services	20,912	65,486	26,990	113,388	- 560	112,828
Other	476	503	262	1,241	523	1,764
Total revenue	**171,360**	**129,657**	**111,359**	**412,376**	**- 1,005**	**411,371**
Operating result (EBITA)	**48,996**	**12,876**	**19,412**	**81,284**	**4,535**	**85,819**
Income from investment sales					24,539	24,539
EBITA as reported in income statement	**48,996**	**12,876**	**19,412**	**81,284**	**29,074**	**110,358**
Amortization		- 1,881		- 1,881		- 1,881
EBIT	**48,996**	**10,995**	**19,412**	**79,403**	**29,074**	**108,477**
Interest result						3,253
Profit before tax						**111,730**
Taxes						- 34,491
Net income						**77,239**
Minority interest						- 114
Consolidated income						**77,125**
Depreciation	2,909	3,427	715	7,051	4,101	11,152
Segment assets/total assets	254,478	75,359	26,350	356,187	154,498	510,685
Investments	0	721	0	721	0	721
Segment liabilities/total liabilities	77,177	30,317	17,974	125,468	61,615	187,083
Capital expenditure	824	1,702	452	2,978	3,341	6,319
Non-cash income	219	973	2,218	3,410	4,319	7,729
Non-cash expenses	16,017	6,266	5,611	27,894	10,369	38,263
Employees	475	898	416	1,789	649	2,438

Segment report for the twelve months ended December 31, 2003

€ thousands	Northern Europe, Americas	South	Central Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	53,778	22,459	28,173	104,410	- 130	104,280
Maintenance	109,256	31,291	51,224	191,771	- 535	191,236
Services	22,112	68,599	34,443	125,154	- 2,283	122,871
Other	1,026	257	180	1,463	192	1,655
Total revenue	**186,172**	**122,606**	**114,020**	**422,798**	**- 2,756**	**420,042**
Operating result (EBITA)	**47,835**	**18,601**	**12,524**	**78,960**	**- 19,893**	**59,067**
Restructuring expenses	- 2,304	- 4,541	- 10,333	- 17,178	- 31,614	- 48,792
EBITA as reported in income statement	**45,531**	**14,060**	**2,191**	**61,782**	**- 51,507**	**10,275**
Interest result						2,748
EBIT					**13,023**	
Taxes						- 5,960
Net Income						**7,063**
Minority interest						33
Consolidated income						**7,096**
Depreciation	4,187	1,537	646	6,370	4,383	10,753
Segment assets/total assets	273,191	61,591	31,302	366,084	139,558	505,642
Investments		724		724		724
Segment liabilities/total liabilities	83,197	31,639	33,320	148,156	88,165	236,321
Capital expenditure	1,768	3,059	798	5,625	5,421	11,046
Non-cash income	1,099	2,114	1,002	4,215	4,521	8,736
Non-cash expenses	15,098	10,248	15,723	41,069	27,315	68,384
Employees	504	840	435	1,779	798	2,577

Comments to segment reporting

Segment reporting is prepared according to IAS 14 (Segment Reporting). Segmentation is defined along internal control and reporting lines in the Group. It was a decision of management to restructure the Group in 2004. The four geographic regions that had existed hitherto were amalgamated into three regions. This accurately reflects the new direction in control. Since the parent company Software-AG, the research and development companies SAG-IN, SQL, SAG-IRL and the non-operational sub-holding SIH and SAG-MK report inter-company sales almost exclusively, these companies were included in the column "research and development, central functions and consolidations".

Regions in 2004:

1.) The Northern Europe/USA segment includes the SAG-USA Group (excluding revenues from sales partners in Israel, Japan and the business division of Latin America), SAG-CAN, SAG-UK, SAG-DK, SAG-N, SAG-S, SAG-SF, SAG-ZA, as well as revenues from the sales partner in South Africa.

2.) The Southern and Western Europe segment encompasses the companies SAG-E, with its subsidiaries SAG-P and SAG-ESYS, SAG-F, SAG-I, SAG-B, SAG-NL with its subsidiaries the IC Group and SAG-MS, SAG-TR, SAG-MEX and the business division of Latin America of the SAG-USA Group and the business division of Greece of the SAG-ME company.

3.) The Central and Eastern Europe, Asia segment is composed of the companies SAG-D, SAG-ME (without revenues from the business unit, Greece), SAG-PL, SAG-CS, SAG-A, SAG-CH, SAG-AUS (holding company), SAG-AUS, SAG-PHI, SAG-HK, SAG-TW, SAG-SIN, SAG-AP, SAG-MAL and revenues from sales partners Israel and Japan of the SAG-USA Group.

Regions in 2003:

1.) The America segment includes the SAG-USA Group (without revenues from sales partners in Japan, South Africa and Israel), SAG-CAN and SAG-MEX.

2.) The Southern and Western Europe segment includes the companies SAG-E with its subsidiary SAG-P, SAG-F, SAG-I, SAG-B, as well as SAG-NL with its subsidiaries IC Group and SAG-MS.

3.) The Northern Europe, Asia/Pacific segment is composed of the companies SAG-UK, SAG-HK, SAG-MAL, SAG-SIN, SAG-TW, SAG-AP, SAG-PHI, SAG-AUS (holding company), SAG-AUS, SAG-ZA, SAG-DK, SAG-N, SAG-S, SAG-SF and revenues from sales partners of the SAG-USA Group in Japan and South Africa.

4.) The Central and Eastern Europe segment comprises the companies SAG-D, SAG-ME, SAG-A, SAG-CH, SAG-CS, SAG-TR, SAG-PL, as well as revenues from the SAG-USA Group sales partner in South Africa.

The figures for the previous year were adapted to reflect the new structure.

In order to facilitate the reconciliation, segments are shown according to the old and new structures for both years 2003 and 2004. Key figures for 2004 and the preceding year have also been presented according to the former structure in order to enhance transparency.

Contents of individual report lines:

- External sales refer to sales outside the Group. Since there are no noteworthy inter-segmental relationships, no separate presentation of internal and external sales has been undertaken.
- The segment control figure "Operating EBITA" represents the net income for the period before financial income, income taxes, extraordinary items and amortization of goodwill.
- Segment assets are comprised of non-current assets (intangible assets; property, plant and equipment; investments in associates) and current assets (excluding cash and cash equivalents, securities and inter-company receivables). Goodwill is allocated to the segments.
- Segment liabilities relate to non-interest bearing liabilities (excluding financial liabilities, tax liabilities and inter-company liabilities).
- Segment investment covers both tangible and intangible assets.
- Depreciation and amortization applies to segment assets allocated to individual business fields.

Segment report for the twelve months ended December 31, 2004

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/ Pacific, South Africa	Central and Eastern Europe	Total Region	Central functions, R&D and consolidation	Total Group
Licenses	28,805	29,470	29,047	27,248	114,570	- 356	114,214
Maintenance	76,567	28,258	37,996	40,356	183,177	- 612	182,565
Services	14,799	65,134	7,417	26,038	113,388	- 560	112,828
Other	344	503	142	252	1,241	523	1,764
Total revenue	**120,515**	**123,365**	**74,602**	**93,894**	**412,376**	**- 1,005**	**411,371**
Operating result (EBITA)	**34,066**	**11,680**	**19,540**	**15,998**	**81,284**	**4,535**	**85,819**
Income from investment sales						24,539	24,539
EBITA as reported in income statement	**34,066**	**11,680**	**19,540**	**15,998**	**81,284**	**29,074**	**110,358**
Amortization		- 1,881			- 1,881		- 1,881
EBIT	**34,066**	**9,799**	**19,540**	**15,998**	**79,403**	**29,074**	**108,477**
Interest result							3,253
Profit before tax							**111,730**
Taxes							- 34,491
Net income							**77,239**
Minority interest							- 114
Consolidated income							**77,125**

Segment report for the twelve months ended December 31, 2003

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/ Pacific, South Africa	Central and Eastern Europe	Total Region	Central functions, R&D and consolidation	Total Group
Licenses	34,787	20,924	26,414	22,028	104,153	127	104,280
Maintenance	84,112	28,187	37,590	41,410	191,299	- 63	191,236
Services	16,596	68,288	7,176	33,093	125,153	- 2,282	122,871
Other	73	257	350	170	850	805	1,655
Total revenue	**135,568**	**117,656**	**71,530**	**96,701**	**421,455**	**- 1,413**	**420,042**
Operating result (EBITA)	**36,785**	**17,611**	**18,905**	**8,274**	**81,575**	**- 22,508**	**59,067**
Restructuring expenses	- 2,193	- 4,526	- 328	- 10,131	- 17,178	- 31,614	- 48,792
EBITA as reported in income statement	**34,592**	**13,085**	**18,577**	**- 1,857**	**64,397**	**- 54,122**	**10,275**
Interest result							2,748
Profit before tax							**13,023**
Taxes							- 5,960
Net income							**7,063**
Minority interest							33
Consolidated income							**7,096**

First-time application of IFRS

Significant differences in accounting practices between IFRS/IAS and German commercial law (HGB)

Accounting policies
Pursuant to IFRS 1, International Accounting Standards (IAS)/International Financial Reporting Standards (IFRS) are applied retrospectively upon their initial adoption. Figures from previous periods are adjusted as if they were originally reported under IAS/IFRS.

The application of new standards published as part of the International Accounting Standards Board Improvement Project in December 2003 was not compulsory until January 1, 2005. They have only been applied to these financial statements where explicitly stated in these notes.

During fiscal 2004, new standards were published that come into force January 1, 2005 or later. Of these, Software AG chose to apply the provisions of IFRS 3 relating to the impairment testing of goodwill.

Accounting and valuation rules that differ significantly from the German Commercial Code include:

- Goodwill is subject to regular impairment tests; no scheduled amortization is undertaken.
- Securities available-for-sale are measured at fair value, even if this exceeds cost. Price gains or losses are excluded from income and recorded as other reserves in shareholders' equity.
- Derivatives are measured at market value, even if this exceeds cost. Price losses and gains are reported in the income statement.
- Revenue of fixed price contracts is recognized according to the stage of completion.
- Buildings are depreciated according to the anticipated useful life and not according to tax scales.
- Leases that qualify as finance leases under the more restrictive IFRS requirements are reported under both assets and lease liabilities in the balance sheet.
- Provisions are only created for obligations to third parties provided the probability of an outflow of resources is regarded as more likely to occur than not. Medium and long-term provisions are recorded at net present value. Provisions for neglected maintenance and other expense provisions are no longer created.

- Pension provisions are calculated according to the projected unit credit method.

- Under IFRS deferred tax liabilities and deferred tax assets should be recognized for all temporary differences arising between taxable balance and trade balance; quasi-permanent differences are also classified as temporary. Deferred taxes are measured on the basis of tax rates expected to apply at the anticipated time of the reversal of the deferral – i.e. when the asset is realized or the liability settled – according to the legal situation prevailing in the individual countries at the time the financial statements are prepared. According to the provisions of the German Commercial Code only deferred tax assets and deferred tax liabilities related to consolidation measures are required to be recorded. Deferred taxes are thereby calculated based on tax rates applicable at the balance sheet date. Deferred taxes may not be recorded for quasi-permanent differences between amounts in the financial statements for tax purposes and the consolidated financial statements that will only be realized in the longer term or in the case of sale of an asset or liquidation. A deferred tax asset should be recognized for the carry forward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. Under German accounting law, deferred tax assets for tax loss carry forwards were only permitted to be created starting in fiscal 2003 pursuant to DRS 10. Deferred tax assets, netted against deferred tax liabilities that may be offset, increase by €38,060 thousand as of January 1, 2003. This is to a great degree the result of additional utilization of tax loss carry forwards, as well as the accounting and measurement of provisions. According to IFRS deferred tax liabilities of €17,006 thousand should be recorded; they pertain mainly to deferred taxes arising from deferred revenue and carrying amounts in property, plant and equipment.

- Monetary items in foreign currency are measured at the rate applicable on the balance sheet date and recognized in net income for the period. Translation differences from long-term, intercompany monetary items that are part of a net investment in a foreign company constitute an exception to the above and are included in other reserves in shareholders' equity without impacting income.

Reconciliation of the Balance Sheet from HGB to IFRS at January 1, 2003

Assets

€ thousands	Note	HGB 01.01.2003	Income Statement/ Equity related changes	Reclassifications	IFRS 01.01.2003
A. Current Assets					
Cash on hand and bank balances		75,423	0	0	75,423
Securities		0	0	0	0
Inventories	(1)	4,628	0	- 3,873	755
Trade receivables Other receivables and other assets	(1)	101,191	616	3,873	105,680
Deferred expenses Cash on hand and bank balances	(2)	10,395	1,048	0	11,443
Securities		6,947	0	0	6,947
		198,584	1,664	0	200,248
B. Non-current assets					
Intangible assets		1,551	0	0	1,551
Goodwill		176,591	0	0	176,591
Property, plant and equipment	(3)	37,000	15,776	0	52,776
Financial assets	(4)	5,937	9,909	- 3,588	12,258
Trade receivables					
Deferred taxes		20,969	0	0	20,969
Intangible assets	(5)	188	38,060	0	38,248
		242,236	63,745	- 3,588	302,393
Total assets		440,820	65,409	- 3,588	502,641

Equity and liabilities

€ thousands	Note	HGB 01.01.2003	Income Statement/ Equity related changes	Reclassifications	IFRS 01.01.2003
A. Current liabilities					
Current financial liabilities	(6)	3,395	3,016	0	6,411
Trade payables	(7)	13,992	0	8,474	22,466
Other current liabilities	(7)	18,046	0	12,934	30,980
Current provisions	(8)	71,645	– 16,110	– 28,705	26,830
Tax provisions		26,305	0	0	26,305
Deferred income		81,728	0	0	81,728
		215,111	**– 13,094**	**– 7,297**	**194,720**
B. Non-current liabilities					
Non-current financial liabilities	(6)	0	8,395	0	8,395
Trade payables Other non-current liabilities		0	0	0	0
Provisions for pension	(7)	448	0	198	646
Non-current provisions	(9)	8,781	10,653	0	19,434
Deferred taxes	(7)	0	0	3,511	3,511
Non-current financial liabilities	(5)	2,012	14,994	0	17,006
		11,241	**34,042**	**3,709**	**48,992**
C. Equity					
Share capital		81,800	0	0	81,800
Capital reserve		132	0	0	132
Retained earnings		132,959	34,552	– 18,153	149,358
Consolidated income		0	0	0	0
Currency translation differences		– 423	0	423	0
Other reserves	(10)	0	9,909	17,730	27,639
		214,468	**44,461**	**0**	**258,929**
Total equity and liabilities		**440,820**	**65,409**	**– 3,588**	**502,641**

Comments to the reconciliation of the Balance Sheet from HGB to IFRS at January 1, 2003:

(1) Work in progress as defined by HGB was recognized and posted as non-invoiced receivables according to the per-centage of completion method (including a portion of the margin).

(2) Derivative instruments are valued at fair market value, even where this exceeds the cost of acquisition.

(3) Depreciation of property was adjusted to take account of expected useful economic life. Assets from capital leases were capitalized.

(4) This change is a result of the fair-market valuation of securities. The change is included in other comprehensive income under equity, but not recognized in net profit or loss for the period.

(5) Deferred tax assets are primarily formed for loss carryforwards and provisions. Deferred tax liabilities are primarily formed for deferred expense and property, plant and equipment.

(6) Long and short-term financial liabilities include capitalized liabilities from capital leases.

(7) Certain provisions under HGB were reclassified as short or long-term liabilities to comply with IFRS.

(8) The adjustment of provisions (recognized in net profit or loss) primarily comprises dissolved provisions for expenses (maintenance, guarantees) and provisions where the probability of the obligation having to be settled is less than 50 percent (legal costs, contingent losses, general risks). Reclassifications comprise provisions which, according to IFRS, are to be posted as liabilities. See also note (7).

(9) The increase in pension provisions is primarily a result of the requirement under IFRS to include indirect pension obligations at SAG UK. These were not previously included, in accordance with the option granted by Article 28 of the Introductory Act to the German Commercial Code (EGHGB).

(10) Other reserves includes unrealized gains from the fair-market valuation of securities and differences from the translation of long-term intra-Group cash positions in foreign currencies (i.e. not in euros).

Reconciliation of the Equity from HGB to IFRS at January 1, 2003

€ thousands	Note	
Equity in accordance with HGB at 01.01.2003		214,468
Revenue recognised according to percentage of completion	(1)	616
Depreciation of buildings	(3)	8,884
Finance leases	(3), (6)	– 4,519
Market value of securities and financial derivatives	(2), (4)	10,957
Deferred tax assets	(5)	38,060
Adjustments to other accruals	(8)	16,110
Adjustments ot pension accrual	(9)	– 10,653
Deferred tax liabilities	(5)	– 14,994
Equity in accordance with IFRS at 01.01.2003		**258,929**

Reconciliation of the Balance Sheet from HGB to IFRS at December 31, 2003

Assets

€ thousands	Note	HGB 31.12.2003	Income Statement/ Equity related changes	Reclassifications	IFRS 31.12.2003
A. *Current Assets*					
Cash on hand and bank balances		53,083	0	0	53,083
Securities		21,076	0	0	21,076
Inventories	(1)	1,809	0	- 1,422	387
Trade receivables	(1)	106,730	841	1,422	108,993
Other receivables and other assets	(4)	6,390	1,311	0	7,701
Deferred expenses		6,970	- 494	0	6,476
		196,058	**1,658**	**0**	**197,716**
B. *Non-current assets*					
Intangible assets		1,491	0	0	1,491
Goodwill	(2)	154,633	21,839	0	176,472
Property, plant and equipment	(3)	36,834	11,046	0	47,880
Financial assets	(4)	6,949	18,079	- 3,489	21,539
Trade receivables		15,585	0	0	15,585
Deferred taxes	(5)	33,848	11,111	0	44,959
		249,340	**62,075**	**- 3,489**	**307,926**
Total assets		**445,398**	**63,733**	**- 3,489**	**505,642**

Equity and liabilities

€ thousands	Note	HGB 31.12.2003	Income Statement/ Equity related changes	Reclassifications	IFRS 31.12.2003
A. Current liabilities					
Current financial liabilities	(6)	3,876	2,670	0	6,546
Trade payables	(7)	17,934	0	8,836	26,770
Other current liabilities	(7)	15,482	0	9,812	25,294
Current provisions	(8)	99,184	- 4,635	- 28,404	66,145
Tax provisions		10,929	0	0	10,929
Deferred income		57,710	- 380	0	57,330
		205,115	**- 2,345**	**- 9,756**	**193,014**
B. Non-current liabilities					
Non-current financial liabilities	(6)	4,155	201	0	4,356
Trade payables		0	0	22	22
Other non-current liabilities	(7)	220	0	888	1,108
Provisions for pension	(9)	7,464	12,202	0	19,666
Non-current provisions	(7)	0	0	5,357	5,357
Deferred taxes	(5)	13	12,785	0	12,798
		11,852	**25,188**	**6,267**	**43,307**
E. Equity					
Share capital		81,800	0	0	81,800
Capital reserve		132	0	0	132
Retained earnings		155,563	11,948	- 18,153	149,358
Consolidated income		- 3,322	10,441	- 23	7,096
Currency translation differences	(10)	- 5,868	0	- 26,472	- 32,340
Other reserves	(11)	0	18,501	44,648	63,149
Minority interest		126	0	0	126
		228,431	**40,890**	**0**	**269,321**
Total equity and liabilities		**445,398**	**63,733**	**- 3,489**	**505,642**

Comments to the reconciliation of the Balance Sheet from HGB to IFRS at December 31, 2003:

(1) Work in progress as defined by HGB was recognized and posted as non-invoiced receivables according to the percentage of completion method (including a portion of the margin).

(2) Scheduled amortization of goodwill pursuant to HGB was reversed as, according to IFRS 1, where IFRS 3 is voluntarily applied to 2004, must be applied to 2003. Accordingly, 2003 goodwill was not amortized according to the straightline method.

(3) Depreciation of property was adjusted to take account of expected useful economic life. Assets from capital leases were capitalized.

(4) This change is a result of the fair-market valuation of securities. The change is included in other comprehensive income under equity, but not recognized in net profit or loss for the period. Derivative instruments are valued at fair market value, even where this exceeds the cost of acquisition.

(5) Deferred tax assets are primarily formed for loss carryforwards and provisions. Deferred tax liabilities are primarily formed for deferred expense and property, plant and equipment.

(6) Long and short-term financial liabilities include capitalized liabilities from capital leases.

(7) Certain provisions under HGB were reclassified as short or long-term liabilities to comply with IFRS.

(8) The adjustment of provisions (recognized in net profit or loss) primarily comprises dissolved provisions for expenses (maintenance, guarantees) and provisions where the probability of the obligation having to be settled is less than 50 percent (legal costs, contingent losses, general risks). Reclassifications comprise provisions which, according to IFRS, are to be posted as liabilities. See also note (7).

(9) The increase in pension provisions is primarily a result of the requirement under IFRS to include indirect pension obligations at SAG UK. These were not previously included, in accordance with the option granted by Article 28 of the Introductory Act to the German Commercial Code (EGHGB).

(10) All currency translation differences were posted since the changeover to IFRS accounting methods. As permitted by IFRS 1.22, the HGB figure was reset to zero for the IFRS statements on January 1, 2003.

(11) Other reserves includes unrealized gains from the fair-market valuation of securities and differences from the translation of long-term intercompany cash positions in foreign currencies (i.e. not in euros).

Reconciliation of the Equity from HGB to IFRS at December 31, 2003

€ thousands	Note	
Equity in accordance with HGB at 31.12.2003		**228,431**
Revenue recognised according to percentage of completion	(1)	841
Correction to goodwill amortization	(2)	21,839
Depreciation of buildings	(3)	8,920
Finance leases	(3), (6)	- 745
Market value of securities and financial derivatives	(2), (4)	19,390
Deferred tax assets	(5)	11,111
Adjustments to other accruals	(8)	4,635
Adjustments to pension accrual	(9)	- 12,202
Deferred tax liabilities	(5)	- 12,785
Other		- 114
Equity in accordance with IFRS at 31.12.2003		**269,321**

Reconciliation of Net income/loss from HGB to IFRS at December 31, 2003

€ thousands	Note	
Net loss in accordance with HGB at 31.12.2003		**- 3,322**
Revenue recognised according to percentage of completion	(1)	225
Correction to goodwill amortization	(2)	21,839
Depreciation of buildings	(3)	36
Finance leases	(3), (6)	3,774
Market value of securities and financial derivatives	(4)	- 159
Deferred tax assets	(5)	- 4,345
Adjustments to other accruals	(8)	- 11,475
Adjustments to pension accrual	(9)	- 1,549
Deferred tax liabilities	(5)	2,209
Other		- 137
Net gain in accordance with IFRS at 31.12.2003		**7,096**

Other disclosures

Market risk and the use of derivatives

As a company with international operations, Software AG is active in a variety of currency zones and therefore subject to exchange rate risks. Management continuously monitors these risks. Financial derivatives are used according to internal guidelines in order to mitigate risks arising from changes in interest rates, exchange rates or the value of financial assets. Hedging transactions using derivatives are only entered into to cover existing risk positions or business events that are highly likely to materialize.

a) Interest rate risks

The Company has an exposure to fluctuations in interest rates. Since there are no loan liabilities, interest rate risks apply only to cash and cash equivalents held by the Group.

Changes in the market interest rate result in changes in interest income due to the focus on financial assets with short-term maturities and investments with minimal fluctuation in value. In order to lessen this dependency, interest rate derivatives, primarily forward rate agreements, are used on a limited basis. These are measured at market value; changes in value are recognized as profit or loss.

b) Exchange rate risks

Forward currency and currency option deals are entered into in order to hedge the risk of future fluctuations in exchange rates. For this purpose foreign currency receivables and payables are offset to the extent possible and only the remaining net position is hedged. Anticipated cash flows are also hedged according to internal guidelines.

Hedging transactions are measured at market value. They are reported in the balance sheet under other assets/current liabilities. Changes in market value of derivative financial instruments designed to hedge future foreign currency cash flows are reported under other reserves until such time as the underlying transaction has been recognized in income. The non-effective portion of a cash flow hedge as well as changes in value of hedging transactions that do not meet the requirements of hedge accounting are immediately included in net income for the current year.

c) Risks of changes in value

In line with Group policy, assets are controlled in such a manner in terms of maturity, interest type and rating, that no noteworthy fluctuations in value are expected in the Company's view.

d) Credit risk

Software AG is exposed to default risk if contracting parties fail to meet their obligations. All financial instruments are transacted with banks with excellent credit ratings. The default risk of our business partners is considered to be extremely low.

Volume and measurement of derivative financial instruments

The tables below show the transaction volumes of financial derivatives as of December 31, 2004, and December 31, 2003. The market value of these financial instruments is based on the values made available by the respective banks and correspond to the replacement cost at the balance sheet date.

Effects on income/expense from the market valuation of financial instruments.

Volume and measurement of derivative financial instruments

€ thousands	Currency	Transaction volume		Positive market value		Negative market value	
		2004	2003	2004	2003	2004	2003
Forward currency contracts	GBP	0	995	0	10	0	0
	USD	1,668	0	107	0	0	0
Currency options	GBP	0	2,132	0	0	0	7
	USD	0	9,466	0	516	0	0
Forward rate agreements	EUR	10,000	0	8	0	0	0

Financial instruments shown are for the purpose of hedging an asset or liability recorded (fair value hedges). Changes in value are recorded against income.

In addition, agreements to hedge anticipated transactions (cash flow hedges) exist. Changes in value of these financial instruments are reported under other reserves. Once the anticipated underlying transaction has been realized, the changes in value booked to other provisions are reclassified and taken to income.

Effects on other reserves from the market valuation of financial instruments.

Financial instruments (Cash flow hedges)								
€ thousands	Currency	Transaction volume		Positive market value		Negative market value	
		2004	2003	2004	2003	2004	2003
Forward currency contracts	GBP	500	0	5	0	0	0
	USD	13,186	0	1,196	0	0	0
Currency options	GBP	0	0	0	0	0	0
	USD	0	6,915	0	543	0	0

Currency options consist exclusively of unstructured EURO call options, so-called "plain vanilla options". Forward currency contracts include so-called "dynamic forward sales" in addition to traditional forward currency sales. In this case, Software AG has the opportunity of participating in positive market developments, but simultaneously has hedged at the defined "worst case" rate. This type of transaction showed a positive market value of €214 thousand at the balance sheet date, included in the table above.

A maximum default risk equivalent to the market values recorded arises from existing hedging transactions.

All financial instruments have a remaining term of less than a year.

Use of derivative financial instruments is purely to hedge existing or anticipated interest rate, currency or other market risks.

Financial investment policy

Software AG is very conservative in its financial investments. Primarily time deposits and short-term fixed-interest securities, with a credit rating of at least "investment grade", are purchased. Interest on capital invested averaged approx. 2.1 percent in fiscal 2004.

Legal proceedings

The following litigation is pending:

1.) Israeli software company ./. Software AG
Software AG took over global product distribution for an Israeli software company in 1988. The relevant sales agreement lapsed in 1991. The parties negotiated a successor agreement for a considerable period of time, but the agreement did not come to fruition. Product distribution was continued during this period under mutual agreement until such time as the business relationship was definitively terminated in 1996.

After the business relationship was terminated, the Israeli company asserted claims for subsequent payment of license fees and damages resulting from the failure to complete a successor agreement and the allegedly improper termination of the business relationship. The plaintiff brought the legal case before the International Court of Arbitration and sued for millions. The legal dispute was amicably settled in January of 2005. The amount to be paid in settlement is fully disclosed in the 2004 financial statements.

2.) U.S. software company ./. Software AG Inc.
In the middle of 2002, a U.S. software company sued Software AG Inc. before the U.S. District Court in Orlando for unspecified damages and negligence due to alleged patent violation by a Software AG product. The proceedings were amicably settled in December of 2004. Software AG Inc. agreed to pay the U.S. software company a settlement amount that is fully disclosed in the 2004 financial statements.

3.) oftware AG Inc. and Software AG ./. additional U.S. software company
Following the failure of out-of-court discussions, Software AG Inc. and Software AG sued a U.S. software company in July of 2003 for damages and negligence due to violation of a patent granted to Software AG in 1994. The proceedings are currently before the U.S. District Court in Delaware. Upon completion of the pre-trial discovery the court has set May 2005 for oral proceedings. In November of 2004 the company being sued has in turn instigated legal proceedings due to alleged patent violation before the U.S. District Court in Alexandria. The case is currently in pre-trial discovery.

Operating leases

Rental or operating leases in the Group primarily relate to office space, vehicles and IT equipment. Lease payments from operating leases are recorded as expense over the term of the lease.

€ thousands	Within 1 year	1 to 5 years	> 5 years	Total
Lease payments	17,332	27,729	15,462	**60,523**
Expected income from sub-leases	2,115	1,434	68	**3,617**

Contingent liabilities

No provisions have been created for the contingent liabilities below, expressed at nominal value, since claims in this regard are considered unlikely:

€ thousands	
Guarantees	4,361
Other	930
	5,291

Seasonal influences

Revenues and pre-tax income were distributed as follows for fiscal 2004:

	1. Quarter 2004	2. Quarter 2004	3. Quarter 2004	4. Quarter 2004	2004
Revenue €	95,720	106,256	96,635	112,760	411,371
in % of annual sales	23.3	25.8	23.5	27.4	100.0
Earnings before taxes €	15,782	49,608	21,878	24,462	111,730
in % of net income for the year	14.1	44.4	19.6	21.9	100.0

A similar distribution of revenues throughout the year has been observed in prior years and is primarily the result of our customers' purchasing behavior. Restructuring measures in the first half of 2003 and in the first quarter of 2004 resulted in considerable cost savings and a corresponding rise in pretax earnings. €24,539 thousand in special income is included in earnings before taxes in the second quarter of 2004, arising from the sale of SAP-SI shares. It is not likely that similar special income will be achieved in future.

Comments on significant business events
Income from the sale of SAP-SI shares in the amount of €24,539 thousand was realized in the second quarter of 2004.

A total of €23,430 thousand was expended on restructuring measures during fiscal 2004. Provisions for restructuring had been created for this event in the amount of €30,682 thousand during the previous year.

Employees
The effective number of employees (i.e. part-time employees are taken into account on a pro-rated basis) can be broken down by qualification as follows:

	31.12.2004	31.12.2003
Applications development	954	929
Administration and other	536	552
Sales	310	293
Research and development	323	501
Customer service	154	145
Marketing	85	83
Executive and senior management	76	74
	2,438	2,577

The average absolute number of employees (i.e. part-time employees are recorded in full) in the Software AG Group in 2004 was 2,512 (previous year: 2,844).

As of the balance sheet date of December 31, 2004, an absolute number of 2,505 employees (previous year: 2,703) were engaged by the Group.

Personnel expenses

Personnel expenses for fiscal 2004 and the previous year is composed as follows:

€ thousands	2004	2003
Salaries and wages	163,616	186,443
Social security	27,535	30,700
Expenses for pensions	5,195	5,837
	196,346	222,980

Stock-based compensation

Software AG conducts different stock option plans for members of the Executive Board, key management staff and other Group employees; these have not been recorded as personnel expenses in the measurement process according to IFRS 2, due to the conditions for exercising the options.

First Stock option plan:

145,846 subscription rights had been issued to members of the Executive Board and 69,069 subscription rights to key management staff as of the balance sheet date; however, these could not be exercised until after the balance sheet date. The number of subscription rights has thus remained unchanged since December 31, 2003. No subscription rights were exercised in the period under review. Options have a term of seven years dated from the time they are granted. They may only be exercised during their term, starting with a 24-month waiting period after the Company's IPO, on a quarterly basis, after the publication of annual results, half-year results and quarterly results.

The subscription price per share when exercising an option is equivalent to the issue price minus a discount of 20 percent, but must be at least €28.12 (DM 55.00). The minimum price was applied, since the issue price was €30.

In order for the options to be exercised, the following prerequisites must be satisfied:

(1) The Group's profit from ordinary activities according to the German Commercial Code must have risen by a total of 30 percent in the years 1997 to 1999.
This condition was met by the profits recorded at the time.

(2) The Group's profit from ordinary activities is equivalent to at least 10 percent of sales in the year prior to exercise of the option.

(3) The share price is above the minimum price at the time the option is exercised.

Second Stock option plan:
163,375 subscription rights had been issued to members of the Executive Board and 566,025 subscription rights to key management staff as of the balance sheet date; however, these could not be exercised until after the balance sheet date.

The subscription price per share in exercising an option is equivalent to the average of the XETRA closing prices over the last five trading days at the Frankfurt Stock Exchange prior to the offer to grant subscription rights.

In order for the options to be exercised, the following prerequisites must be satisfied:

(1) The Group's sales must have risen at least 10 percent over the previous year's sales in the fiscal year preceding exercise of the options.

(2) The Group's profit from ordinary activities is equivalent to at least 10 percent of sales in the year prior to exercise of the option.

Terms, waiting periods and exercise intervals correspond to conditions under the First Stock Option Plan.

Remuneration of Executive Board and Supervisory Board
Starting in fiscal 2005, remuneration of the Executive Board is being restructured and will be even more closely related to corporate profits.

Beginning on January 1, 2005, two-thirds of the compensation will be directly linked to revenue, earnings and other Company targets.

A portion of variable remuneration (30 percent) will only be paid in subsequent years based on a phantom share program. The stock option plan in effect previously will not be continued.

Remuneration of former Executive Board members totaled €2,103 thousand.

Pension provisions for departed members of the Executive Board amount to €2,676 thousand.

Remuneration of active Executive Board members for fiscal 2004 is composed as follows:

€	Fixed remuneration	Variable remuneration	Other remuneration components	Total	Stock options granted
Karl-Heinz Streibich Chairman of the Executive Board	444,000.00	772,025.47	39,018.47	1,255,043.94	20,000
Mark Edwards	252,173.93	603,307.36	28,250.67	883,731.96	17,500
Arnd Zinnhardt	270,600.00	446,648.82	21,614.84	738,863.66	0
Christian Barrios Marchant	252,000.00	293,070.88	13,029.92	558,100.80	8,750
Andreas Zeitler	306,775.00	221,105.27	22,216.13	550,096.40	20,000
Departed Executive Board members	317,027.23	109,237.45	32,551.72	458,816.40	0
Total	**1,842,576.16**	**2,445,395.25**	**156,681.75**	**4,444,653.16**	**66,250**

There was a variable salary prepayment to the Executive Board members in fiscal 2004 in the amount of €493 thousand. Interest was not be charged.

Remuneration of Supervisory Board members for fiscal 2004 is composed as follows:

in EUR	Fixed remuneration	Variable remuneration	Remuneration for committee activities	Total
Frank F. Beelitz Chairman	20,000.00	40,000.00	18,000.00	78,000.00
Karl Heinz Achinger Deputy Chairman	15,000.00	30,000.00	14,000.00	59,000.00
Justus Mische	10,000.00	20,000.00	12,000.00	42,000.00
Reinhard Springer	10,000.00	20,000.00	3,000.00	33,000.00
Dr. Andreas Bereczky	6,667.00	13,333.00	0.00	20,000.00
Monika Neumann	5,000.00	10,000.00	4,500.00	19,500.00
Departed members of the Supervisory Board	6,667.00	13,333.00	4,500.00	24,500.00
Total	**73,334.00**	**146,666.00**	**56,000.00**	**276,000.00**

Events after the balance sheet date

Further expenditures related to restructuring measures in the amount of €7,506 thousand should be expected for fiscal 2005; these were provided for in the balance sheet as of December 31, 2004.

Software AG has acquired the Israeli company Sabratec Ltd. in full based on an agreement dated February 3, 2005. The purchase price of €5,376 thousand is to be paid in February of 2005.

In January 2005, a settlement agreement was concluded with a U.S. software company with respect to litigation. This settlement will be effected by a payment in the first quarter of 2005, already provided for in the 2004 financial statements.

Fujitsu Limited and Software AG signed an agreement on February 28, 2005, to jointly develop, market and sell a Service Oriented Architecture offering.

Fujitsu and Software AG plan to exploit their complementary technology platforms and global R&D know-how to offer a technical process with integrated meta-data storage. This will allow users to curtail development time, improve productivity and provide the flexibility necessary to respond to changing business challenges. As part of this partnership, Fujitsu and Software AG intend to launch a joint product range on the market in the summer of 2005. Software AG already sells Interstage Business Process Manager, Fujitsu's business process management solution.

Declaration on the German Corporate Governance Code

The Company published its declaration of conformity with the German Corporate Governance Code on January 28, 2005, in accordance with section 161 of the German Stock Corporation Act.

Time of release of this publication

Software AG's Executive Board approved the consolidated financial statements on February 28, 2005.

Members of the Supervisory Board:

Frank F. Beelitz
Chairman
Independent investment banker
(Beelitz & Cie., Frankfurt am Main)
Resident of: Bad Homburg v.d.H.
Supervisory Board memberships:
- Member of the Supervisory Board
  Syntec Capital AG, Munich
- Member of the Supervisory Board
  Südwestbank AG, Stuttgart
  (since June 1, 2004)
- Member of the Board of Directors
  Eon Labs. Inc., New York, N.Y., U.S.A.

Karl Heinz Achinger
Graduate in Business
Deputy Chairman
Independent management consultant
Resident of: Seefeld
Supervisory Board memberships:
- Chairman of the Supervisory Board
  Dosch & Amand Systems AG, Munich
  (until September 30, 2004)
- Chairman of the Supervisory Board
  Magix AG, Munich
- Chairman of the Supervisory Board
  Tiscon AG, Neu-Ulm
- Member of the Supervisory Board
  debitel AG, Stuttgart (until June 4, 2004)
- Member of the Supervisory Board
  Dosch & Amand Systems AG, Munich
  (since October 1, 2004)
- Member of the Supervisory Board
  RWE Systems AG, Dortmund
- Member of the Supervisory Board
  TDS Infomationstechnologie AG,
  Neckarsulm (since May 28, 2004)
- Member of the Supervisory Board
  teleson AG, Munich
- Member of the Board
  Augeo Software B.V., Nijkerk/The Netherlands
  (until February 12, 2004)

Dr. Andreas Bereczky
(since April 30, 2004)
Director of Production ZDF, Mainz
Resident of: Eschweiler
Supervisory Board memberships: none

Karl-Heinz Hageni
Employee representative
(until April 30,)
Software AG employee in
the division of training and consulting
Resident of: Alsbach-Hähnlein
Supervisory Board memberships: none

Dr. Peter Lex
(until April 30,2004)
Attorney
Law practice of Dr. Mohren+Partner, Munich
Resident of: Munich
Supervisory Board memberships: none

Justus Mische
Graduate in business
Resident of: Kelkheim/Ts.
Supervisory Board memberships:
- Chairman of Supervisory Board
  Altana AG, Bad Homburg v.d.H.
- Chairman of Supervisory Board
  B. Braun Melsungen AG, Melsungen
- Chairman of Supervisory Board
  Hoechst AG, Frankfurt am Main
  (until October 6, 2004)

Monika Neumann
Employee representative
(since June 28, 2004)
Employee of SAG Systemhaus GmbH
Chairman of the General Works Council
Resident of: Schliersee
Supervisory Board memberships: none

Reinhard Springer
Employee representative
Employee of Software AG in the
Global Information Services Department
Resident of: Fränkisch-Crumbach
Supervisory Board memberships: none

Members of Executive Board:

Karl-Heinz Streibich
Graduate engineer Communications engineering
Chairman of the Executive Board
Resident of: Radolfzell
Supervisory Board memberships: none

Christian Barrios Marchant
Executive MBA
Member of the Executive Board
Resident of: La Moraleja, Alcobendas,
Madrid, Spain
Supervisory Board memberships:
- Member of Board of Directors
  Visual Century S.A., Barcelona, Spanien

Mark Edwards
Businessman
Managing Director
Resident of: Buckhurst Hill, Essex, UK
Supervisory Board memberships:
- Member of Board of Directors
  (Company Secretary)
  Claremont Consulting Ltd., London, UK

Dr. Peter Mossack
Physicist
(until July 23, 2004)
Managing Director
Resident of: Erzhausen
Supervisory Board memberships: none

Gary Voight
BBA (until September 10, 2004)
Managing Director
Resident of: Reston, VA, USA
Supervisory Board memberships: none

Andreas Zeitler
Businessman
Managing Director
Resident of: Kelkheim/Ts.
Supervisory Board memberships: none

Arnd Zinnhardt
Graduate in business
Managing Director
Resident of: Kelkheim/Ts.
Supervisory Board memberships: none

Darmstadt, February 28, 2005
Software AG

K.-H. Streibich C. Barrios Marchant

M. Edwards A. Zeitler

A. Zinnhardt

Independent auditor's report and opinion

We have audited the consolidated financial statements (consisting of balance sheet, income statement, statement of changes in equity, cash flow statement, and notes) as prepared by Software AG for the fiscal year ended December 31, 2004. The preparation and content of the consolidated financial statements are the responsibility and assertions of the Company's Ex-ecutive Board. Our responsibility is, based on our audit, to express an opinion on whether the consolidated financial statements conform with the International Financial Reporting Standards (IFRS).

We have conducted our annual group audit in accordance with German auditing regulations and with due regard to generally accepted standards on the audit of financial statements as established by IDW, the Institute of Sworn Public Accountants & Auditors in Germany. Said standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of any material misstatements. When planning the audit procedures, knowledge and understanding of the Group's business, its eco-nomic and legal environment as well as sources of potential errors are given due consideration. An audit includes examining on a test basis the evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the ac-counting principles used, and significant estimates made, by the Executive Board, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

It is our opinion that the consolidated financial statements, which are in conformity with IFRS, present a true and fair view of the Group's net assets, financial position, the results of its op-erations and its cash flows in the fiscal year.

Our audit, which has also encompassed the combined management report on the Company and the Group as prepared by the Executive Board for the fiscal year ended December 31, 2004, has not resulted in any objections or exceptions. It is our opinion that the combined management report on the Company and the Group presents fairly, in all material respects, both the Group's position and the risks inherent in its future development. In addition, we confirm that the consolidated financial statements and the combined management report on the Company and the Group for the fiscal year ended December 31, 2004, satisfy the requirements for exempting the Company from preparing consolidated group accounts and a group management report in accordance with German law.

Frankfurt/Main, February 28, 2005

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

sgd. Schumacher	sgd. Dr. Rosien
Wirtschaftsprüfer	Wirtschaftsprüfer

Report of the Supervisory Board



Frank F. Beelitz, Chairman of the Supervisory Board

During fiscal 2004, the Software AG Supervisory Board oversaw the performance and activities of management and closely monitored all key business events, as well as the development of the Company and the Group. The Supervisory Board met six times during the year under review and at least once per quarter. There was full attendance at all six sessions.

Each meeting involved comprehensive analysis of current business development and discussion of strategy with the Executive Board. Any transactions requiring Supervisory Board sanction in accordance with the Articles of Incorporation or with the applicable legislation were examined in detail, carefully considered and, where appropriate, approved.

Topics included the current status of Software AG and its subsidiaries, prospects for individual business segments, and the corresponding product, sales, and marketing strategies. The Supervisory Board also received written reports on business development from the Executive Board on a monthly basis.

The following Committees are active:

- The Committee for Compensation and Succession Issues
- The Audit Committee

The Committee for Compensation and Succession Issues met six times and the Audit Committee met twice in the year under review.

The Supervisory Board and Executive Board membership changed as follows during 2004:
Dr. Peter Mossack, Chief Research and Development, left the Executive Board effective July 23, 2004. Research was reorganized into two departments supporting the two business lines to insure a stronger focus on market requirements. The R+D department head report directly to the CEO. On September 10, 2004, Gary Voight, previously Director of the America Region, resigned to pursue other career interests.

The Supervisory Board appointed Dr. Peter Kürpick as member of the Executive Board, effective April 1, 2005. He will be responsible for the business line XML Integrations and its Research and Development department.

The tenure of Dr. Peter Lex, a member of the Supervisory Board since 1999, terminated at the end of the Annual Shareholders' Meeting on April 30, 2004. On the recommendation of the Supervisory Board, the Annual Shareholders' Meeting elected Dr. Ing. Andreas Bereczky to succeed Dr. Peter Lex on the Board. Dr. Bereczky is Director of Production at ZDF in Mainz.

Karl-Heinz Hageni, employee representative, left the Supervisory Board on April 30, 2004. On June 25, 2004, the employees elected Monika Neumann, Chairperson of the Works Council, to replace him in the Supervisory Board. The Supervisory Board would like to express its gratitude to the former members for their commitment and contribution.

The Supervisory Board deliberated during several sessions in detail on the subject of corporate governance, as well as on the German Corporate Governance Code. Together with the Executive Board, final measures were implemented in the year under review in order to comply in full with the recommendations under the Code. Accounts were prepared according to IFRS for the first time in 2004 and remuneration for members of the Executive and Supervisory Boards was reported individually for the first time. Starting in fiscal 2005, remuneration of the Executive Board is being restructured and will be even more closely related to corporate profits. Since the beginning of fiscal 2005, two thirds of remuneration has been linked to sales, earnings and other corporate targets. A further criterion is that this variable remuneration will in part (30 percent) be paid only in subsequent years based on a phantom share program. The stock option plan in effect previously will be discontinued.

The declaration submitted jointly with the Executive Board according to Section 161 of the German Stock Corporation Act specified that Software AG has complied in 2004 with the recommendations of the Code as of May 21, 2003, without exception and will continue to do so in future. The declaration of compliance is available for review by shareholders on a permanent basis on the Company's website.

In accordance with the wishes of the Annual Shareholders' Meeting, the Supervisory Board confirmed BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, as auditors of the Software AG financial statements and consolidated financial statements for fiscal 2004.

BDO Deutsche Warentreuhand Aktiengesellschaft examined the financial statements and consolidated financial statements as of December 31, 2004, as well as the management report, and these were certified without qualification. The auditors have issued the following certificate:

The results of the audit were submitted to the Supervisory Board and explained in person by the head of the auditing team to the Audit Committee and the complete Supervisory Board and Executive Board. The Audit Committee and Supervisory Board thoroughly reviewed the reports in their sessions on March 16 and 18, 2005. The Supervisory Board is in agreement with the results of the audit and approves the annual financial statements and consolidated financial statements. The financial statements presented are thereby deemed approved. We agree with the recommendation of the Executive Board with respect to the appropriation of profits.

The Supervisory Board wishes to thank the Executive Board and all employees for their commitment as well as the work they have performed in 2004.

Darmstadt, March 2005

The Supervisory Board
Frank F. Beelitz
Chairman

Members of the Supervisory Board:

Frank F. Beelitz (Chairman)

Karl Heinz Achinger (Deputy Chairman)

Dr. Andreas Bereczky (since April 30, 2004)

Dr. Peter Lex (until April 30, 2004)

Justus Mische

Karl-Heinz Hageni (employee representative until April 30, 2004)

Monika Neumann (employee representative since June 25, 2004)

Reinhard Springer (employee representative)

Additional information on members of the Supervisory Board is included in the notes to the consolidated financial statements of Software AG.

At a glance

Impressum

Publisher:
Software AG

Susanne Eyrich
VP Corporate Communications

Tel. +49 61 51-92-12 01
Fax +49 61 51-92-16 21
E-Mail: susanne.eyrich@softwareag.com



Financial Calendar *

April 14	UBS Small & MidCap Conference, London, UK
April 21 – 22	WestLB Conference, Opportunities in German stocks, San Francisco, USA
April 28	Q1 2005 financial figures
April 28 – 29	Citigroup-Smith Barney Software Conference, New York, USA
May 13	Annual General Shareholders' Meeting, Frankfurt, Germany
June 1	CSFB European Technology Conference, Barcelona, Spain
June 2	8th German Corporate Conference, Deutsche Bank AG, Frankfurt, Germany
June 7	Pan-European Technology, Media and Telecommunications Conference, Merrill Lynch, London, UK
July 28	H1/Q2 2005 financial figures
September 28	HVB German Investment Conference, Munich, Germany
October 5 – 6	Sal. Oppenheim Investor Conference, London, UK
October 28	Q3 2005 financial figures
November 21 – 23	German Equity Forum

Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-11 91